Exhibit 99.1

CANADIAN SATELLITE RADIO HOLDINGS INC.

    XM CANADATM

NOTICE OF ANNUAL AND SPECIAL MEETING
OF SHAREHOLDERS TO BE HELD JANUARY 19, 2010
AND
MANAGEMENT INFORMATION CIRCULAR

December 1, 2009

TABLE OF CONTENTS

SOLICITATION OF PROXIES		1
APPOINTMENT OF PROXIES		1
EXERCISE OF DISCRETION BY PROXIES		3
AUTHORIZED CAPITAL, VOTING SHARES AND PRINCIPAL SHAREHOLDERS		4
QUORUM		4
MATTERS REQUIRING SHAREHOLDER APPROVAL		5
1.	Election of Directors	5
2.	Appointment of Auditor	7
3.	Special Business	7
COMPENSATION OF EXECUTIVE OFFICERS		11
INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS		13
SUMMARY OF EMPLOYMENT AGREEMENTS		14
EXECUTIVE COMPENSATION DISCUSSION & ANALYSIS		16
DIRECTOR COMPENSATION		21
EQUITY COMPENSATION PLAN INFORMATION		22
SUMMARY OF 2007 STOCK OPTION PLAN		23
SUMMARY OF RESTRICTED STOCK UNIT PLAN		24
STATEMENT OF GOVERNANCE PRACTICES		25
INDEMNIFICATION OF DIRECTORS AND OFFICERS		31
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS		31
INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED ON		32
INFORMATION ON THE COMPANY’S AUDITOR		33
GENERAL		33
ADDITIONAL INFORMATION		33
APPROVAL OF DIRECTORS		34

ADDENDA

SCHEDULE “A”	ORDINARY RESOLUTION TO APPROVE AMENDMENTS TO RSU PLAN
SCHEDULE “B”	ORDINARY RESOLUTION TO APPROVE UNALLOCATED OPTIONS AND THE 2010 AMENDED AND RESTATED STOCK OPTION PLAN
APPENDIX “A”	2010 AMENDED AND RESTATED STOCK OPTION PLAN

CANADIAN SATELLITE RADIO HOLDINGS INC.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD ON JANUARY 19, 2010

NOTICE IS HEREBY GIVEN THAT the Annual and Special Meeting (the “Meeting”) of the holders of Class A subordinate voting shares and the holders of Class B voting shares Schedule “B” (together, the “Shareholders”) of Canadian Satellite Radio Holdings Inc. (the “Company”) will be held at the TSX Broadcast Centre, The Exchange Tower, 130 King Street West, Ground Floor on Tuesday, January 19, 2010 at the hour of 10:00 am (Toronto time) for the following purposes:

(a)	to receive the consolidated financial statements of the Company for the fiscal year ended August 31, 2009, together with the auditors’ report thereon;

(b)	to elect the directors of the Company;

(c)	to re-appoint the auditors of the Company and authorize the directors to fix its remuneration;

(d)
to consider and, if thought fit, to approve certain amendments to the Company’s restricted stock unit plan (the “RSU Plan”) including, among others, allotting and reserving an additional 1,000,000 Class A subordinate voting shares for issuance under the RSU Plan, all as more particularly set out in the ordinary resolution attached as Schedule “A” to the enclosed Management Information Circular;

(e)
to consider and, if thought fit, to approve, the adoption of the Company’s amended and restated stock option plan, and all the unallocated options issuable thereunder, all as more particularly set out in the ordinary resolution attached as Schedule “B” to the enclosed Management Information Circular; and

(f)	to transact such further or other business as may properly come before the Meeting or any adjournments or postponements thereof.

Accompanying this Notice of Meeting are a copy of the Management Information Circular, a form of proxy, audited financials for the fiscal year ended August 31, 2009 and Management’s Discussion and Analysis thereon.  These materials, as well as the Company’s Annual Information Form on Form 20-F, can also be viewed at www.sedar.com.  If you wish a hard copy of any of these materials, please contact us at 590 King Street West, 3rd Floor, Toronto, Ontario, M5V 1M3.

The Company’s Board of Directors has fixed the close of business on December 8, 2009 as the record date for determining Shareholders entitled to receive notice of, and to vote at, the Meeting and any postponement or adjournment of the Meeting.

To be valid, the enclosed form of proxy must be signed and received by the proxy department of the Company’s transfer agent, CIBC Mellon Trust Company, by mail at P.O. Box 721, Agincourt, Ontario, M1S 0A1, or by facsimile at (416) 368-2502, not later than 5:00 p.m. (Toronto time) on January 15, 2010, or if the Meeting is adjourned or postponed, prior to 5:00 p.m. (Toronto time) on the second business day before any adjournment or postponement of the Meeting.

DATED at Toronto, Ontario this 1st day of December, 2009.

BY ORDER OF THE BOARD OF DIRECTORS
By:	(signed) “John I. Bitove”
John I. Bitove
Executive Chairman

CANADIAN SATELLITE RADIO HOLDINGS INC.

MANAGEMENT INFORMATION CIRCULAR

RELATING TO THE ANNUAL AND SPECIAL MEETING
OF SHAREHOLDERS TO BE HELD ON JANUARY 19, 2010

SOLICITATION OF PROXIES

This management information circular (the “Circular”) is furnished in connection with the solicitation by and on behalf of the management of Canadian Satellite Radio Holdings Inc. (the ‘‘Company’’) of proxies to be used at the annual and special meeting (the ‘‘Meeting’’) of the holders of the Class A subordinate voting shares (the “Subordinate Voting Shares”) and the holders of the Class B voting shares (the “Class B Voting Shares”, together with the Subordinate Voting Shares, the “Shares”), of the Company (each holder, a ‘‘Shareholder”, all together, the “Shareholders”) to be held on the 19th day of January, 2010, at the time and place and for the purposes set forth in the notice of meeting (the ‘‘Notice of Meeting’’) accompanying this Circular and at any adjournment(s) or postponement(s) thereof. It is expected that the solicitation will be primarily by mail. The costs of the solicitation will be borne by the Company. All information in this Circular is given as of December 1, 2009 unless otherwise indicated.

APPOINTMENT OF PROXIES

A form of proxy is enclosed and, if it is not your intention to be present in person at the Meeting, you are asked to complete and return the form of proxy in the envelope provided. The proxy must be executed by the Shareholder or the attorney of such Shareholder, duly authorized in writing. Proxies to be used at the Meeting must be deposited with the Company’s transfer agent, CIBC Mellon Trust Company, by mail at P.O. Box 721, Agincourt, Ontario, M1S 0A1, or by facsimile at (416) 368-2502, not later than 5:00 p.m. (Toronto time) on January 15, 2010, or, if the Meeting is adjourned or postponed, prior to 5:00 p.m. (Toronto time) on the second business day preceding the day of the Meeting, or any adjournment(s) or postponement(s) thereof.

The persons designated in the enclosed form of proxy are directors and/or senior officers of the Company. Each Shareholder has the right to appoint a person (who need not be a Shareholder) to attend and act for him on his behalf at the Meeting or any adjournment(s) or postponement(s) thereof other than the person specified in the enclosed form of proxy. Such right may be exercised by inserting the name of the Shareholder’s nominee in the blank space provided on the enclosed form of proxy or by completing another appropriate form of proxy and, in either case, delivering the form of proxy to the Company prior to the holding of the Meeting.

Non-Registered Shareholders

Only registered Shareholders, or the persons they appoint as their proxies, are entitled to attend and vote at the Meeting.  Most Shareholders are ‘‘non-registered’’ Shareholders because the Shares they own are not registered in their names, but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased their Shares.  More particularly, a person is not a registered Shareholder in respect of Shares which are held on behalf of that person (the ‘‘Non-Registered Shareholder”) but which are registered either:

(a)
in the name of an intermediary (an ‘‘Intermediary’’) that the Non-Registered Shareholder deals with in respect of the Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or

(b)	in the name of a clearing agency (such as The Canadian Depository for Securities Limited (‘‘CDS’’)) of which the Intermediary is a participant.

In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Circular and the form of proxy (collectively, the ‘‘Meeting Materials’’) to the clearing agencies and Intermediaries for onward distribution to Non-Registered Shareholders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Shareholders unless a Non-Registered Shareholder has waived the right to receive them.  Very often, Intermediaries will use service companies to forward the Meeting Materials to only Non-Registered Shareholders. Generally, Non-Registered Shareholders who have not waived the right to receive Meeting Materials will either:

(a)
be given (typically by a facsimile, stamped signature) a form of proxy which has already been signed by the Intermediary, which is restricted as to the number of shares beneficially owned by the Non-Registered Shareholder but which is otherwise not completed.  Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Shareholder when submitting the proxy. In this case, the Non-Registered Shareholder who wishes to submit a proxy should otherwise properly complete the form of proxy and deliver it to CIBC Mellon Trust Company as provided above; or

(b)
more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Shareholder and returned to the Intermediary or its designated service company, will constitute voting instructions (often called a ‘‘proxy authorization form’’) which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regularly printed proxy form accompanied by a page of instructions which contains a removable label containing a bar code and other information. In order for the form of proxy to validly constitute a proxy authorization form, the Non-Registered Shareholder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of these procedures is to permit Non-Registered Shareholders to direct the voting of the Shares which they beneficially own. Should a Non-Registered Shareholder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Shareholder should insert the Non-Registered Shareholder’s name in the blank space provided. In either case, Non-Registered Shareholders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.

A Shareholder executing the enclosed form of proxy may revoke it at any time before it has been exercised.  A Shareholder may revoke a proxy by depositing an instrument in writing to that effect with the Company at the head office of the Company, 590 King Street West, 3rd Floor, Toronto, Ontario, M5V 1M3, at any time up to and including the last business day preceding the day of the Meeting at which the proxy is to be used, or any adjournment or postponement thereof or with the Chairman of the Meeting prior to its exercise on the day of the Meeting or any adjournment or postponement thereof. Only registered Shareholders have the right to revoke a proxy.  Non-Registered Shareholders who wish to change their vote must, at least seven days before the Meeting, arrange for their respective Intermediaries to revoke the proxy on their behalf.

EXERCISE OF DISCRETION BY PROXIES

The Shares represented by any proxy received by management will be voted for or against or withheld from voting, as the case may be, by the persons named in the enclosed form of proxy in accordance with the direction of the Shareholder appointing them.  In the absence of any direction to the contrary, it is intended that the Shares represented by proxies received by management will be voted on any ballot ‘‘for’’: (i)  the election of the directors referred to in this Circular; and (ii)  the re-appointment of the auditor of the Company with remuneration to be fixed by the directors; and (iii)  the amendments to the restricted stock unit plan (“RSU Plan”) as further described in this Circular; and (iv) the adoption of the amended and restated stock option plan (“2010 Amended and Restated Stock Option Plan”).

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to matters not specifically mentioned in the Notice of Meeting but which may properly come before the Meeting or any adjournment(s) or postponement(s) thereof and with respect to amendments to or variations of matters identified in the Notice of Meeting. As at the date hereof, management knows of no such amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice of Meeting and routine matters incidental to the conduct of the Meeting.  If any further or other business is properly brought before the Meeting, it is intended that the persons appointed as proxy will vote on such other business in such manner as such persons then consider to be proper.

AUTHORIZED CAPITAL, VOTING SHARES AND PRINCIPAL SHAREHOLDERS

The authorized capital of the Company consists of an unlimited number of Subordinate Voting Shares, an unlimited number of Class B Voting Shares and an unlimited number of Class C non-voting shares.  As at December 1, 2009, the Company had outstanding 23,606,162 fully paid and non-assessable Subordinate Voting Shares and 81,428,133 fully paid and non-assessable Class B Voting Shares. There are currently no Class C non-voting shares outstanding.

The Company’s Board of Directors has fixed the close of business on December 8, 2009 as the record date for determining Shareholders entitled to receive notice of, and to vote at, the Meeting and any postponement or adjournment of the Meeting.

At all of the Company’s shareholder meetings, except meetings at which only holders of another class of shares are entitled to vote, the holders of the Class B Voting Shares are entitled to one vote in respect of each Class B Voting Share and the holders of Subordinate Voting Shares are entitled to one vote in respect of each Subordinate Voting Share.  Since each three Class B Voting Shares are convertible into one Subordinate Voting Share and the three Class B Voting Shares have essentially the same economic rights as one Subordinate Voting Share, the Class B Voting Shares effectively have three times the voting entitlement of the Subordinate Voting Shares for comparable equity participation.  We have no other classes of voting securities.

The following table shows the name of each person or company who, as at November 30, 2009, owned of record, or who, to the Company’s knowledge, owned beneficially, directly or indirectly, or controls of directs more than 10% of the Subordinate Voting Shares, assuming conversion of all Class B Voting Shares into Subordinate Voting Shares.

Principal Shareholder	Type of Ownership	Number of Subordinate Voting Shares	Percentage of Subordinate Voting Shares Outstanding
CSRI(1)	Direct	27,142,711	53.48%
XM Satellite Radio Holdings Inc. (“XM”)(2)	Direct	11,077,500	21.83%
___________
Notes:

1.
CSRI Inc., formerly Canadian Satellite Radio Investments Inc., is controlled by John I. Bitove, the Company’s Executive Chairman. CSRI Inc. holds its interest in the form of 81,428,133 Class B Voting Shares which represents 77.53% of the voting rights attached to the securities of the Company.

2.	XM is a wholly owned subsidiary of Sirius XM Radio Inc., listed on the NASDAQ stock exchange.

QUORUM

A quorum of shareholders is present at a meeting of shareholders if the holders of not less than five (5) % of the shares entitled to vote at the meeting are present in person or represented by proxy, and at least two persons entitled to vote at the meeting are actually present at the meeting.

MATTERS REQUIRING SHAREHOLDER APPROVAL

1.           Election of Directors

The Company’s Articles of Amalgamation dated December 8, 2005 (the ‘‘Articles’’) provide for a flexible number of directors, subject to a minimum of three (3) and a maximum of fifteen (15). Shareholders have authorized the directors to increase or decrease, from time to time, the number of directors within the limits prescribed by the Articles. By resolution of the Board of Directors dated April 8, 2009, the number of directors is currently fixed at ten (10).

It is intended that on any resolution or ballot that may be called for relating to the election of the directors, the Shares represented by proxies in favour of management nominees will be voted in favour of the election of Dara Altman, John I. Bitove, Pierre Boivin, Marc Comeau, Philip Evershed, Stewart Lyons, James W. McCutcheon, Robert Storey, Joseph A. Verbrugge and Mat Wilcox as directors of the Company, unless a Shareholder has specified in his proxy that his Shares are to be withheld from voting on the election of directors. Management does not contemplate that any of the proposed nominees will be unable to serve as a director, but if that should occur for any reason prior to the Meeting, it is intended that discretionary authority shall be exercised to vote the Shares represented by such proxies for the election of such other person or persons as directors nominated in accordance with the Articles and the best judgment of the management nominees. The Company has been informed by each nominee that he or she is willing to stand for election and to serve as a director.

The current term of office of the directors of the Company will expire immediately prior to the election of the directors at the Meeting. It is proposed that each of the persons whose name appears below be elected as a director of the Company to serve until the close of the next annual meeting of Shareholders or until his or her successor is elected or appointed.

The following table sets forth the names of the nominees, their respective principal occupation, the year they became a director and the number of Subordinate Voting Shares, assuming conversion of all Class B Voting Shares into Subordinate Voting Shares, beneficially owned, directly or indirectly, or over which control or direction is exercised by each of them as at the date hereof.

Nominee as Directors	Position Presently Held	Principal Occupation	Director Since	Subordinate Voting Shares Beneficially Owned or Controlled as of November 30, 2009(1)

Dara Altman, Darnestown, Maryland, United States	Director	Executive Vice President and Chief Administrative Officer of SIRIUS XM Radio Inc.(2)	2009(3)	0

John I. Bitove, Toronto, Ontario, Canada	Director and Executive Chairman	Executive Chairman of the Company, Executive Chairman of Priszm Income Fund, and Chairman and Chief Executive Officer of Scott’s Real Estate Investment Trust	2003	27,742,030(4)

Pierre Boivin(5), Mount Royal, Québec, Canada	Director	President of the Montréal Canadiens and the Bell Centre	2005	2,500

Marc Comeau(6), Courtice, Ontario, Canada	Director	Vice President, Sales, Service and Marketing of General Motors of Canada Limited	2006	0

Philip Evershed, Toronto, Ontario, Canada	Director	Principal of Genuity Capital Markets	2005	1,646,286(7)

Stewart Lyons(8), Toronto, Ontario, Canada	Director	Executive Vice President Data & Audio Visual Enterprises Wireless Inc.	2009	469,387

James W. McCutcheon, Q.C (5), Toronto, Ontario, Canada	Director	Independent Counsel(9) and Corporate Director(10)	2005	34,044

Robert Storey(5), Ottawa, Ontario, Canada	Director	Chairman of MASABE and Company, a consulting firm; President of Teraca Communications Corporation	2005	18,741

Joseph A. Verbrugge Grand Rapids, Michigan United States	Director	Senior Vice President, Automotive Partnerships of Sirius XM Radio Inc.	2005	0

Mat Wilcox, Vancouver, British Columbia, Canada	Director	Principal of Wilcox Group	2005	153,055

___________
Notes:

1.
Individual directors have furnished information as to Subordinate Voting Shares, assuming conversion of all Class B Voting Shares into Subordinate Voting Shares, beneficially owned by them, directly or indirectly, or over which they exercise control or direction.

2.
From January 2006 until the SIRIUS XM Radio Inc. merger, Ms. Altman was the Executive Vice President of Business and Legal Affairs for XM Satellite Radio Inc. where she headed the legal, business affairs, business development, public policy, facilities and human resources departments. Prior to joining XM, Ms. Altman was the Executive Vice President of Business Affairs for Discovery Communications, Inc. At Discovery, Ms. Altman oversaw and directed all business negotiations for Discovery's global televisions assets, including Discovery Channel, TLC and Animal Planet. In addition, she was responsible for the talent relations department, the production management department and Discovery's international television syndication businesses. Ms. Altman was also a member of the Board of Directors of the Discovery Times television network, which was a joint venture between Discovery Communications and The New York Times. During her 20-year career, Ms. Altman has also held several other key legal and management positions at entertainment media companies, including HBO.

3.	Ms. Altman was appointed to the Company’s Board effective November 12, 2009, upon the resignation of Gary M. Parsons.
4.
Includes: 27,142,711 Subordinate Voting Shares, assuming conversion of all Class B Voting Shares into Subordinate Voting Shares, which are controlled indirectly by John I. Bitove through CSRI Inc.; and 599,319 Class A Subordinate Voting Shares both directly and indirectly held.

5.	Member of the Audit Committee, Compensation Committee and Corporate Governance Committee.
6.
Marc Comeau has been a director and executive officer of General Motors of Canada Limited ("GMCL") since 2002. As has been publicly disclosed, GMCL has been the recipient of significant financial support from the governments of Canada and Ontario and as a result, GMCL did not file for protection from bankruptcy or insolvency proceedings. GMCL is in the process of implementing a vitality plan that has resulted and will continue to result in compromises and arrangements with various stakeholders of GMCL.

7.	Assuming conversion of 4,938,859 Class B Voting shares held indirectly.
8.
Mr. Lyons was appointed a director of the Company on April 8, 2009. Mr. Lyons joined the Company at its inception and served as Executive Vice-President until April 8, 2009. From 2003 to 2005, Mr Lyons was employed at Scotia Capital Inc. where he served as an interest rate derivatives trader in the Global Trading division.

9.	Mr. McCutcheon was Counsel to McCarthy Tétrault LLP from 1990 until December 31, 2005.
10.	Mr. McCutcheon is a Corporate Director of Guardian Capital Group Limited and San Gold Corporation.

2.           Appointment of Auditor

The directors propose to nominate PricewaterhouseCoopers LLP, Chartered Accountants, the present auditor of the Company, as the auditor of the Company to hold office until the close of the next annual meeting of the Shareholders and to authorize the directors to fix the remuneration of the auditor.

3.           Special Business

Approval of Amendments to the RSU Plan

Subject to approval of the ordinary resolution, annexed hereto as Schedule “A” (the “RSU Resolution”), by the Shareholders at the Meeting, the Company will amend its RSU Plan as follows: (a) an additional 1,000,000 Subordinate Voting Shares will be allotted and reserved for issuance under the RSU Plan; (b) an insider participation limit will be incorporated into the RSU Plan; and (c) the amending provisions of the RSU Plan will be restated, each as further described below (collectively, the “Proposed Amendments”).

The Proposed Amendments, the form of which have been pre-cleared by the Toronto Stock Exchange (“TSX”), are required, for among other reasons, to comply with the TSX rules in Subsections 613(i) and 613(l) of the TSX Company Manual (the “Manual”). The following is a summary of the Proposed Amendments.

(a)
Since the RSU Plan was first approved by Shareholders at the Annual and Special Meeting held on January 11, 2007, an aggregate of 250,000 RSUs have been issued, being the maximum number of Subordinate Voting Shares reserved for issuance under the RSU Plan at that time. Under TSX rules, increases to the maximum number of shares to be issued under a security based compensation arrangement require shareholder approval. The Board of Directors are requesting that Shareholders approve an amendment to the RSU Plan which will provide for an additional 1,000,000 Subordinate Voting Shares to be allotted and reserved for issuance under the RSU Plan, representing approximately 1.97% of all outstanding Subordinate Voting Shares (assuming conversion of all Class B Voting Shares into Subordinate Voting Shares). The new allocation under the RSU Plan will allow for the payment of performance bonuses to employees and/or directors of the Company or any of its affiliates in the form of Subordinate Voting Shares. This will provide such individuals with an additional incentive to further the growth and development of the Company and will encourage them to remain in the employment of the Company.

(b)
To align the RSU Plan with the Company’s stock option plan, the RSU Plan will be amended to include insider participation limit provisions identical to those found in the Company’s stock option plan. The definition for insider will be the definition provided in Section 1 of the Securities Act (Ontario). The RSU Plan will be amended to provide that (i) the number of Shares issuable to insiders at any time, under all security based compensation arrangements of the Company, and (ii) the number of Shares issued to insiders, within any one year period, under all security based compensation arrangements of the Company, in each case, cannot exceed 10% of the number of Shares in the capital of the Company that are outstanding from time to time (assuming the conversion of all outstanding Class B Voting Shares into Class A Subordinate Voting Shares at a ratio of one Subordinate Voting Share for every three Class B Voting Shares).

(c)
Under the TSX rules, the RSU Plan cannot be amended without obtaining shareholder approval unless the RSU Plan contains a provision empowering the Board of Directors to make the specific amendment.  To this extent, the Board of Directors requires certain flexibility in order to effectively administer the RSU Plan in a manner consistent with its objectives, and as such, proposes to amend the RSU Plan’s amending provisions as follows: Amendments of a “housekeeping” nature such as correcting typographical or clerical errors or adding clarifying statements to ensure the intent and meaning of the RSU Plan, or of a grant under the RSU Plan, is properly expressed, and any determinations made or discretion exercised by the Board of Directors or the Compensation Committee, as the case may be, in accordance with the terms of the RSU Plan will not require shareholder approval.  The following amendments to the RSU Plan will, however, require shareholder approval: (i) an increase in the maximum number of Shares reserved for issuance under the RSU Plan; (ii) an amendment to the amendment provisions of the RSU Plan to grant additional power to the Board of Directors to amend the RSU Plan without shareholder approval; and (iii) a change in the insider participation limits to a level that would require the Company to obtain disinterested shareholder approval under the rules or policies of any stock exchange on which Shares of the Company are listed, in addition to such other matters that may require shareholder approval under the rules and policies of the TSX.

See “Summary of Restricted Stock Unit Plan” for a summary of the principal terms of the RSU Plan.

The Proposed Amendments must be approved by a majority vote of the Shareholders. In the absence of contrary directions, the person named in the accompanying form of proxy intend to vote the Shares represented thereby in favour of the RSU Resolution as set out in Schedule “A” approving the Proposed Amendments.

On November 16, 2009, the Board of Directors granted a total of 117,123 RSUs, subject to the approval of the Proposed Amendments by the Shareholders at the Meeting. Of the 117,123 RSUs, 106,636 have been granted to insiders. None of these RSUs can be settled prior to such time that the Company has obtained shareholder approval for the Proposed Amendments. Should Shareholders fail to approve the Proposed Amendments, these RSUs will be cancelled.

Approval of Unallocated Options and Approval of the 2010 Amended and Restated Stock Option Plan

Subject to approval of the ordinary resolution, annexed hereto as Schedule “B” (the  “Option Plan Resolution”), by the Shareholders at the Meeting, the Company will adopt the 2010 Amended and Restated Stock Option Plan and approve all unallocated options issuable, thereunder. This approval will be effective for three years from the date of the Meeting.  If approval is not obtained at the Meeting, options which have not been allocated as of January 19, 2010 and options which are outstanding as of January 19, 2010 and are subsequently cancelled, terminated or exercised will not be available for a new grant of options.  Previously allocated options will continue to be unaffected by the approval or disapproval of the resolution.

The Company established a stock option plan on November 1, 2005, as amended and restated January 11, 2007 (the “2007 Stock Option Plan”), to provide additional incentives for it and its affiliates to attract and retain employees, directors, senior officers and consultants. Pursuant to TSX rule 613(a), Shareholders must re-approve any security based compensation arrangement that does not have a maximum aggregate of securities issuable and all unallocated options issuable pursuant thereto every three years.

The 2010 Amended and Restated Stock Option Plan, the complete text of which is attached as Appendix “A” to this Circular, has been pre-cleared by the TSX. The 2010 Amended and Restated Stock Option Plan is substantially the same as the 2007 Stock Option Plan, except that certain amendments to the amending procedures, as described below, are required to comply with the TSX rule in Subsections 613(l) of the Manual.

Under the 2010 Amended and Restated Stock Option Plan:

(a)
The Board of Directors (or a committee thereof) may, at its discretion from time to time, without shareholder approval, amend the terms and conditions of any options granted under the plan, including, without limitation, with respect to the exercise period (provided that the period during which an option is exercisable does not exceed ten years from the date the option is granted and that such option is not held by an insider), vesting period, exercise method and frequency, exercise price (provided that such option is not held by an insider) and method of determining the exercise price, assignability and effect of termination of a participant’s employment or cessation of the participant’s directorship;

(b)
The Board of Directors will have the discretion to make amendments to the Plan which it may deem necessary, without having to obtain shareholder approval, including, without limitation: (i) amendments of a “housekeeping” nature such as correcting typographical or clerical errors or adding clarifying statements to ensure the intent and meaning of the plan, or of a grant of options under the plan, is properly expressed; and (ii) any amendments related to (A) the early termination provisions of the plan or any option granted under the plan; (B) the addition of any form of financial assistance which may be provided by the Company to participants to facilitate the purchase of Shares under the plan, (C) the addition or modification of a cashless exercise feature, payable in cash or Shares, whether or not providing for a full deduction of the number of underlying Shares from the plan reserve; (D) the suspension or termination of the plan. For greater certainty, any determinations made or discretion exercised by the Board of Directors, or a committee thereof, as the case may be, in accordance with the terms of the 2010 Amended and Restated Stock Option Plan will not require shareholder approval.

(c)
The 2010 Amended and Restated Stock Option Plan will also provide that shareholder approval will be required in the case of amendments related to (i) a reduction in the exercise price for options held by insiders; (ii) an extension to the term of options held by insiders; (iii) a change in the insider participation limits to a level that would require the Company to obtain disinterested shareholder approval under the rules or policies of any stock exchange on which Shares of the Company are listed; (iv) an increase to the maximum number of Subordinate Voting Shares or any other shares of the Company which are reserved for issuance under the plan (and under any other share compensation arrangement of the Company); and (v) an amendment to the amendment provisions of the plan to grant additional power to the Board of Directors to amend the plan without shareholder approval, in addition to such other matters that may require shareholder approval under the rules and policies of the TSX.

 See “Summary of 2007 Stock Option Plan” for a summary of the principal terms of the 2007 Stock Option Plan, which will remain unchanged under the 2010 Amended and Restated Stock Option Plan.

The adoption of the 2010 Amended and Restated Stock Option Plan must be approved by a majority vote of the Shareholders. In the absence of contrary directions, the person named in the accompanying form of proxy intend to vote the Shares represented thereby in favour of the Option Plan Resolution as set out in Schedule “B” approving the 2010 Amended and Restated Stock Option Plan and all unallocated options issuable thereunder.

COMPENSATION OF EXECUTIVE OFFICERS

Summary Compensation Table

The following table provides a summary of the compensation of the President and Chief Executive Officer and the Chief Financial Officer of the Company and the three most highly compensated individuals who served as executive officers of the Company (collectively, the "Named Executive Officers") for the fiscal year ended August 31, 2009, whose total compensation exceeded $150,000(1).

Name and Principal Position	Year	Salary ($)	Share- Based Awards ($)	Option- Based Awards(2) ($)	Non-Equity Incentive Plan Compensation ($)		Pension Value ($)	All Other Compensation ($)	Total Compensation ($)
(a)	(b)	(c)	(d)	(e)	(f)		(g)	(h)	(i)
					Annual Incentive Plans	Long- Term Incentive Plans
					(f1)	(f2)
Michael Moskowitz President and Chief Executive Officer	2009	350,000	Nil	29,768	163,730(5)(6)	NIL	N/A	NIL	543,498
Michael Washinushi, Chief Financial Officer, Treasurer and Secretary	2009	270,375	Nil	29,768	125,400(5)(7)	NIL	N/A	NIL	425,543
John I. Bitove, Executive Chairman	2009	250,000	Nil	29,768	115,750(5)(8)	NIL	N/A	NIL	395,518
Stewart Lyons, Executive Vice President(3)	2009	190,000	2,769(3)	Nil	N/A	NIL	N/A	8,897(4)	201,666
Mark Knapton Vice President, Customer Operations	2009	169,950	Nil	13,892	64,690(5)(9)	NIL	N/A	NIL	248,532
Janet Gillespie Vice President, Marketing	2009	169,600	Nil	13,892	64,014(5)	NIL	N/A	NIL	247,506

___________
Notes:

1.	Based on the foregoing, the individuals were the only Named Executive Officers during the Company’s most recent completed financial year.
2.	Dollar value of options based on the grant date fair value of $0.6615 per option.
3.
Effective August 1, 2008, Mr. Lyons was seconded to an affiliate of the Company, Data Audio-Visual Enterprises Wireless Inc. (DAVE) which, during the secondment, reimbursed the Company for Mr. Lyons compensation. Effective April 8, 2009 Mr. Lyons formally resigned as Executive Vice President of the Company and was appointed a director of the Company.

4.
Mr. Lyons received a portion of his FY09 compensation as a Director of the Company in the form of a grant of 5,539 Restricted Stock Units (“RSU”), the total market value of these RSUs at the date of the grant was $2,769.50. The remainder of Mr. Lyon’s FY09 Director compensation was paid in cash in the amount of $8,897.17.

5.	Amount of FY2009 annual incentive plan bonus earned by the NEO and which was payable in cash or RSUs at the election of the NEO.
6.	Mr. Moskowitz elected to receive $21,000 of his FY2009 bonus entitlement in the form of RSUs. The market value of these RSUs is based on the 5 day volume weighted average share price of $1.54.
7.	Mr. Washinushi elected to receive $21,000 of his FY2009 bonus entitlement in the form of RSUs. The market value of these RSUs is based on the 5 day volume weighted average share price of $1.54.
8.
Mr. Bitove elected to receive the total amount of his FY2009 bonus entitlement of $115,750 in the form of RSUs. The market value of these RSUs is based on the 5 day volume weighted average share price of $1.54.

9.	Mr. Knapton elected to receive $6,469 of his FY2009 bonus entitlement in the form of RSUs. The market value of these RSUs is based on the 5 day volume weighted average share price of $1.54.

Incentive Plan Awards

Outstanding share-based and option-based awards

The following table provides information with respect to outstanding stock options and RSUs held by the NEOs as of August 31, 2009.

	Option-based Awards				Share-based Awards
Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised in- the Money Options ($)	Number of Shares or Units of Shares That Have Not Vested (#)	Market or Payout Value of Share Awards That Have Not Vested ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)
Michael Moskowitz, CEO	545,000 45,000	5.40 1.37	01-02-2015 11-04-2014	0	N/A	N/A
Michael Washinushi, CFO	150,000 45,000 45,000	16.00 5.38 1.37	12-12-2012 11-14-2014 11-04-2015	0	N/A	N/A
John I. Bitove, Executive Chairman	500,000 45,000 45,000	16.00 5.38 1.37	12-12-2012 11-14-2014 11-04-2015	0	N/A	N/A
Stewart Lyons, Executive Vice President(1)	150,000 45,000	16.00 5.38	12-12-2012 11-14-2014	0	5,539(1)	2,769(1)
Mark Knapton Vice President, Customer Operations	10,000 4,000 21,000 21,000	8.74 6.53 5.38 1.37	13-07-2013 16-04-2014 11-14-2014 11-04-2015	0	N/A	N/A
Janet Gillespie, Vice President Marketing	21,000 21,000	5.38 1.37	11-14-2014 11-04-2015	0	N/A	N/A

___________
Notes:

1.
Mr. Lyons received a portion of his FY09 compensation as a Director of the Company in the form of a grant of 5,539 Restricted Stock Units, the total market value of these RSUs was $2,769.50. The remainder of Mr. Lyons’ FY09 director compensation was paid in cash in the amount of $8,897.17.

Incentive plan awards - value vested or earned during the year.

The following table provides information on the vesting and payouts of awards to the NEOs under the Corporation’s incentive plans during the fiscal year ended August 31, 2009.

Name	Options Vested during the Year and strike Price	Option-based Awards – Value Vested during the Year (s)	Share Awards – Value Vested During the Year (s)	Non-Equity Incentive Plan Compensation – Value Earned During the Year (s)
(a)		(b)	(c)	(d)
Michael Moskowitz, CEO	100,000 - $5.40 9,000 - $5.40	Nil(1)	N/A	163,730(7)
Michael Washinushi, CFO	9,000 - $5.38	Nil(2)	N/A	125,400(7)
John I. Bitove, Executive Chairman	9,000 - $5.38	Nil(3)	N/A	115,750(7)
Stewart Lyons, Executive Vice President	9,000 - $5.38	Nil(4)	N/A	N/A
Mark Knapton, Vice President, Customer Operations	10,000 - $8.74 2,212 - $6.53 2,800 - $5.38	Nil(5)	N/A	64,690(7)
Janet Gillespie, Vice President Marketing	2,800 - $5.28	Nil(6)	N/A	64,041(7)

___________
Notes:

1.
100,000 options vested on January 2, 2009, on which date the market price of the Company’s shares was $0.65 and 9,000 options vested on July 31, 2009, on which date the market price of the Company’s shares was $0.78.

2.	9,000 options vested on July 31, 2009, on which date the market price of the Company’s shares was $0.78.
3.	9,000 options vested on July 31, 2009, on which date the market price of the Company’s shares was $0.78.
4.	9,000 options vested on July 31, 2009, on which date the market price of the Company’s shares was $0.78.
5.	2,800 options vested on July 31, 2009, on which date the market price of the Company’s shares was $0.78.
6.	2,800 options vested on July 31, 2009, on which date the market price of the Company’s shares was $0.78.
7.	Amount of FY2009 annual incentive plan bonus earned during the year and paid in cash or RSUs, or a combination of both, at the election of the NEO.

Pension Plan

The Company’s NEOs are not entitled to pension or other retirement benefits.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As of the date hereof and during the most recently completed financial year, no director or executive officer of the Company, nor any associate thereof, is or was indebted to the Company or subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company.

SUMMARY OF EMPLOYMENT AGREEMENTS

We have entered into employment agreements with the NEOs the significant terms of which are described below.

John I. Bitove.  The employment agreement with Mr. Bitove is for an indefinite term, subject to the provisions within the agreement. The agreement provides for a current base salary of $250,000 and eligibility to receive a maximum annual bonus of up to 100% of his base salary based on the goals established pursuant to the bonus plan. The agreement contains non-solicitation and non-competition covenants in the Company’s favor, which apply during the term of Mr. Bitove's employment and for a period of 24 months following the termination of his employment, and confidentiality covenants in the Company’s favor, which apply indefinitely. In addition, if Mr. Bitove's employment is terminated for any reason other than for cause, Mr. Bitove will receive his base salary (and a pro rata share of his bonus and other forms of compensation) for a period of 24 months following the date of such termination. If Mr. Bitove's employment is terminated, or if he resigns for good reason, within 12 months following a change of control, Mr. Bitove will receive his base salary (and a pro rata share of his bonus and other forms of compensation) for a period of 24 months following the date of such termination.

Michael Moskowitz.  The employment agreement with Mr. Moskowitz is for an indefinite term, subject to the provisions within the agreement. The agreement provides for a current base salary of $350,000 and eligibility to receive a maximum annual bonus of up to 100% of his base salary based on the goals established pursuant to the bonus plan and a guaranteed minimum annual bonus of $175,000 in the first year of employment. The agreement provided for a signing bonus of $100,000 that was paid in 2007. The agreement contains non-solicitation and non-competition covenants in the Company’s favor, which apply during the term of Mr. Moskowitz’s employment and for periods of 18 and 12 months, respectively, following the termination of his employment, and confidentiality covenants in the Company’s favor, which apply indefinitely. In addition, if Mr. Moskowitz's employment is terminated for any reason other than for cause, Mr. Moskowitz will receive his base salary and an amount equivalent to 24 months of his bonus, (based on a minimum of $175,000 for the first two years of employment and thereafter an amount equal to the sum of the two years bonus preceding any termination) and other forms of compensation for a period of 24 months following the date of such termination. Potential payments in the event of a change of control are set out in the table below.

Michael Washinushi. The employment agreement with Mr. Washinushi is for an indefinite term, subject to the provisions within the agreement. The agreement provided for a base salary of $250,000, which has increased to the current level disclosed in the table above, and eligibility to receive a maximum annual bonus of up to 60% of his base salary based on the goals established pursuant to the bonus plan. The agreement contains non-solicitation and non-competition covenants in the Company’s favor, which apply during the term of Mr. Washinushi’s employment and for a period of 12 months following the termination of his employment, and confidentiality covenants in the Company’s favor, which apply indefinitely. In addition, if Mr. Washinushi’s employment is terminated for any reason other than for cause, Mr. Washinushi will receive his base salary (and a pro rata share of his bonus and other forms of compensation) for a period of 12 months following the date of such termination. If Mr. Washinushi’s employment is terminated, or if he resigns for good reason, within 12 months following a change of control, Mr. Washinushi will receive his base salary (and a pro rata share of his bonus and other forms of compensation) for a period of 18 months following the date of such termination.

Mark Knapton.  The employment agreement with Mr. Knapton is for an indefinite term, subject to the provision within the agreement.  The agreement provided for a base salary of $160,000 per annum, which has increased to the current level disclosed in the table above, and eligibility to receive a maximum annual bonus of up to 40% of his base salary based on the goals established pursuant to the bonus plan.

Janet Gillespie.  The employment agreement with Ms. Gillespie is for an indefinite term, subject to the provision within the agreement.  The agreement provided for a base salary of $160,000 per annum, which has increased to the current level disclosed in the table above, and eligibility to receive a maximum annual bonus of up to 40% of her base salary based on the goals established pursuant to the bonus plan.  If Ms. Gillespie’s employment is terminated for any reason other than for cause, Ms. Gillespie will receive her base salary for a period of 12 months following the date of such termination.

Potential Payments upon Termination or Change of Control

The following table shows potential payments to each executive who was an NEO as at August 31, 2009, as if the NEO’s employment had been terminated and/or if a change in control had occurred as of August 31, 2009. If applicable, amounts in the table were calculated using  $1.30, the closing market price of the Company’s Class A subordinate voting shares on August  31, 2009.  The actual amounts that would be paid to any named executive officer can only be determined at the time of an actual termination of employment and would vary from those listed below. The estimated amounts listed below are in addition to other benefits that are available to the Company’s salaried employees generally.

Potential Payments upon Termination or Change of Control

Name	Scenario	Payment	Stock Options	RSUs
Michael Moskowitz, CEO	Termination	$885,770	Unvested options vest (expiry date or six months following termination date (the earlier of the two)	(1)
	Resignation (2)	$38,000	(1)	(1)
	Change of Control (2)	$1,885,770(3)	Unvested options vest (expiry date or six months following termination date (the earlier of the two)	(1)
		$1,000,000(4)	Unvested options vest (expiry date or six months following termination date (the earlier of the two)	(1)
Michael Washinushi, CFO	Termination	$412,263	(1)	(1)
	Resignation (2)	$26,200	(1)	(1)
	Change of Control(5)(6)	$681,623(7)	(1)	(1)
John I. Bitove, Executive Chairman	Termination	$806,780	(1)	(1)
	Resignation	$19,231	(1)	(1)
	Change of Control(5)(6)	$806,780	(1)	(1)
Mark Knapton, Vice President, Customer Operations	Termination	Nil	(1)	(1)
	Resignation	Nil	(1)	(1)
	Change of Control	$25,000(8)	(1)	(1)
Janet Gillespie, Vice President Marketing	Termination	$169,600	(1)	(1)
	Resignation	Nil	(1)	(1)
	Change of Control	$25,000(8)	(1)	(1)

___________
Notes:

1.	Per plan or per grant letter
2.	Maximum potential payment if required notice is waived
3.
In the event that executive resigns due to constructive dismissal within twenty-four months after the effective date of a change of control, executive is entitled to receive the payments and benefits as if it was a termination without cause, including the accelerated vesting of options and an additional one-time lump sum payment in the amount of one million dollars on the date of such resignation.

4.
In the event the executive’s employment is terminated without cause within twenty-four months after the effective date of a change of control or the executive remains with the Company for twenty-four months after the effective date of a change of control, the executive shall receive a one time lump sum payment in the amount of one million dollars on the date of such termination, or twenty-four month anniversary, respectively.

5.	In lieu of and not in addition to the termination payments and benefits provided for in the case of termination without cause or by the executive for constructive dismissal.
6.
Payment obligation arises, if within 12 months following a change of control, employment is terminated for any reason whatsoever other than as a result of a termination in the case of resignation, cause, death, material violation of agreement by executive, or frustration due to disability.

7.	Includes retention bonus award as one-time cash payment equivalent to $100,000 in the event of a merger.
8.	Includes retention bonus award as one-time cash payment equivalent to $25,000 in the event of a merger.

EXECUTIVE COMPENSATION DISCUSSION & ANALYSIS

Compensation Discussion & Analysis

This Compensation Discussion and Analysis (CD&A) describes and explains the Company’s compensation philosophy and objectives and the significant elements of compensation of the Company’s NEOs during the 2009 financial year.

Compensation Policy

The Compensation Committee of the Company has been delegated the responsibility of annually setting and approving the compensation policy of senior executive officers and other key employees of the Company (the “Compensation Policy”).  The Compensation Policy has the objective of providing a competitive compensation package designed to recognize and reward individual and corporate performance and create economic value for shareholders over the long-term.  To encourage the creation of economic value for shareholders, the Compensation Policy emphasizes short-term and long-term incentive awards, thus favouring the alignment of management’s interests with those of shareholders.

It is the Compensation Committee’s objective to have a significant portion of the senior executive officers’ compensation contingent upon the Company’s performance, as well as upon his or her own individual contributions to the achievement of business objectives.  The compensation package is comprised of three elements:  (i)  base salary, which is designed primarily to be competitive with salary levels in the industry as well as reflect individual performance through merit increases; (ii)  annual cash bonuses tied to the Company’s achievement of financial and business performance, contribution of senior executive officers in strategic corporate projects, and contribution in the growth of business; and (iii)  long-term equity-based incentive awards which provide enhanced executive compensation opportunities in return for performance intended to increase shareholder value.

The factors which the Compensation Committee considered in establishing the individual components of each senior executive officer’s compensation package for fiscal year 2009 are summarized below.  The Compensation Committee may in its discretion apply entirely different factors, particularly different measures of financial performance, in setting senior executive officer compensation.  Each element of the compensation package is an integral part and decisions regarding each element are made in light of the overall compensation package.

Input from Management

The Compensation Committee has engaged in active discussions with, and considered recommendations from, the CEO concerning: (i) appropriate base salary levels and internal equity among executives, (ii) who should participate in the incentive programs and at what levels, (iii) which performance metrics should be used in connection with different operational groups, (iv) the determination of performance targets, as well as individual goals and initiatives for the coming year, where applicable, and (v) whether and to what extent criteria for previous year have been achieved.  With respect to equity grants, the Compensation Committee has considered recommendations from the CEO as to appropriate grant levels for senior executive officers.  The Company’s Senior Human Resources Representative has been involved in the compensation-setting process through the preparation of information for the Compensation Committee which includes the recommendations of the CEO discussed above.

Base Salary

Base salaries for senior executive officers (including the Chief Executive Officer) and key employees are generally competitive relative to the remuneration practices of comparable Canadian companies in the broadcasting and telecommunications industry.  Salary levels are reviewed and considered annually as part of the Company’s performance review process.  Merit based increases to salaries are based on the assessment made by the Compensation Committee of the individual’s performance, skill set and competitive market factors.

The Compensation Committee reviews and approves the annual base salaries of the NEOs.

Short-Term Incentive Awards

Short-term incentive awards can be paid as annual bonuses reflecting individual performance in the context of the overall financial performance of the Company during the fiscal year. At the Company’s option, these annual bonuses can be paid in cash or in Subordinate Voting Shares.  Overall financial performance is measured by revenue, profitability, and other initiatives undertaken by the Company during the year.

Short-term incentive awards are intended to:

•	encourage work performance and behaviour that supports corporate performance goals;

•	motivate employees to achieve high-quality, consistent and balanced business results over the long-term; and

•	reward employees based on their contribution to the overall success of the Company.

For any short-term incentive awards to be paid, the Company must achieve a minimum level of performance of its set financial and operational targets.  The achievement of annual targets on a consistent basis increases long-term shareholder value. As eligible participants under the plan, NEOs may be awarded an amount equal to 40-50% of their base salary as per the terms the plan and their position in the Company. The amount of the short-term award payable is tied to achieving performance goals based on the following components:

1.	the budgeted operating profit performance of the Company;

2.	Company metrics; and

3.	NEO’s team / and individual objectives

For example, the NEO’s performance goals for fiscal year 2009 were comprised of a combination of budgeted operating profit performance and Company metrics (60%) and team objectives (40%). Bonuses for team objectives are aligned to achievement of the financial performance targets.

The bonus criteria for the CEO and CFO is established by the Compensation Committee and the bonus criteria for the other senior executive officers is established by the CEO and reviewed by the Compensation Committee.  The bonus amounts for senior executive officers who are officers of the Company are reviewed and approved annually by the Compensation Committee.

The Company awards annual cash bonuses to NEOs based upon those executive measures that support organizational financial success in the best interests of the shareholders and are measured primarily on the basis of financial results.   NEOs are rewarded for attaining strategic, financial and operational goals viewed as critical to the continued growth and profitability of the company.  The annual cash bonus for NEOs varies between 0% and 100% of their base salary, depending on the specific terms of their employment agreements entered with the Company.

The Company achieved satisfactory financial results for the 2009 fiscal year, including implementing those strategic initiatives so that the business is well positioned in the current economic circumstances, as such the Compensation Committee decided to grant cash bonuses to the CEO and CFO specific to the quantitative targets for 2009 achieved.  The CEO recommended, and the Compensation Committee approved, that the other senior executive officers be awarded cash bonuses based upon individual performance in the context of the overall financial performance of the Company during 2009.  (See summary compensation table).

Long-Term Incentive Awards

Long-term incentive awards consist principally of stock options granted under the Company’s 2007 Stock Option Plan and RSUs granted under the Company’s RSU Plan.  The aim of these long-term incentives is to align management interest with shareholder value growth and to be above the median of the reference market for compensation.  These grants are made on a discretionary basis and based on performance measured against set financial objectives for the year based upon paying subscribers and sustained profitability.

All of the senior executive officers participate in the Long-Term Incentive Plan.  As part of this plan, senior executive officers receive any long-term incentive award in the form of stock options granted which are subject to time and performance vesting conditions.

Stock options granted to the senior executive officers (excluding the CEO and CFO) were proposed to the compensation Committee by the CEO and such proposals reflected the market value of a position and the skills and experience of the senior executive officers as well as the Company’s performance.  The proposals were reviewed and approved by the Compensation Committee.  The stock option grants for the CEO and CFO were subject to the discretion of the Compensation Committee and stock options were granted to such executive officers as determined by the Compensation Committee after reviewing the proposals submitted by the CEO. The Compensation Committee granted stock options to the senior executive officers as a result of the contribution of such officers related to long term profitability which has strengthened the Company’s strategic position in the market.

For individual option grants to senior officers during fiscal year 2009, see summary compensation table.  Stock options are granted in accordance with the TSX Rules, at a fixed price per share which is not lower than the weighted average price of the common shares on the TSX during the five trading days prior to the date of grant of options.  It is the Company’s policy that options should not be granted during blackout periods.  These terms of the 2007 Stock Option Plan are intended to encourage long-term retention of executive officers and motivate their continued performance.  They will be able to get maximum return from grants of options only if they continue their employment with the Company for the complete duration of the vesting period of the options for a minimum period of three to five years, and if the stock price increases in value.  The more the value of the stock is increased, the more return they get and as a result shareholder value increases.

Similarly, RSUs are also available for grant and, if granted, will include vesting requirements to encourage retention, motivate performance of executive officers, increase shareholder value and align the interest of executive officers with that of shareholders.  See summary compensation table.

In addition to the components of compensation that the Company currently pays to it s senior executive officers, they are also entitled to certain personal benefits.  Senior executive officers are provided coverage under the Company’s health insurance, and other benefits as all eligible employees.

Nominal Profit-Sharing Allocation

In each year of profitable operation, the Committee shall include as part of the overall compensation plan for the Company’s senior executive officers (as recommended by the Chief Executive Officer with concurrence by the Committee) a nominal percent (as determined by the Committee) of the pre-tax profits of the Company for that year.  For the purposes of determining the amount of this payment, any compensation earned by any officer in the corresponding year under any existing compensation arrangement shall be deducted from the amount otherwise payable to such officer under this profit sharing arrangement.

The Compensation Committee, in discharging its fiduciary obligation, shall seek to assure that this nominal profit sharing allocation remains consistent with appropriate overall executive compensation levels and annual budget objectives and performance.

The Compensation Policy is designed to maintain the salary structure of senior executive officers and key employees at a competitive level and to preserve the flexibility to raise the overall compensation of senior executives and key employees to reward performance that exceeds expectations through higher stock options and RSU grants.

Composition of the Compensation Committee

The Articles authorize the directors and the directors have created a Compensation Committee consisting of three (3) directors, to review the compensation offered to senior executive officers and all other key employees of the Company.  All of the members of the Compensation Committee are unrelated and independent within the meaning of applicable securities legislation.

During the fiscal year ended August 31, 2009, the Compensation Committee of the Company consisted of the following three (3) directors: Pierre Boivin, James W. McCutcheon and Robert Storey.  During the fiscal year ended August 31, 2009, Robert Storey served as Chairman of the Compensation Committee.

Share Performance Graph

The following graph compares the total cumulative Shareholder return for $100 invested in Subordinate Voting Shares with the cumulative total return of the S&P/TSX Composite Index during the period commencing on December 12, 2005 and ended August 31, 2009.

	Dec. 12, 2005	Aug. 31, 2006	Aug. 31, 2007	Aug. 31, 2008	Aug. 31, 2009
XSR.TO	$100	$51.03	$34.48	$25.17	$8.97
S&P/TSX Composite Index	$100	$108.78	$123.08	$124.07	$97.92

The salary and bonus of NEOs stayed the same or increased from 2005 to 2009 and did not necessary reflect the trend of share prices shown by the graph above. In 2008, share prices declined relative to prior years due to a number of external market factors affecting the economy generally. Given that the Company’s shares trade on an infrequent basis, share price is not necessarily reflective of Company developments and the Company does not consider share price to be an adequate measure of NEO performance without regard to the other corporate measures outlined above.

DIRECTOR COMPENSATION

Director Compensation

The following table shows the compensation received by each director, other than directors who were also NEOs during the fiscal year, for the year ended August 31, 2009.

Name(1)	Fees Earned ($)	Share-based Awards ($)	Option- based Awards ($)	Non-equity Incentive Plan Compensation ($)	Pension Value ($)	All Other Compensation ($)	Total ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)
Pierre Boivin	43,250	-	-	-	N/A	N/A	43,250
Philip Evershed	28,000	-	-	-	N/A	N/A	28,000
Marc Comeau	N/A	N/A	N/A	N/A	N/A	N/A	N/A
James W. McCutcheon	41,250	-	-	-	N/A	N/A	41,250
Gary M. Parsons	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Robert Storey	41,250	-	-	-	N/A	N/A	41,250
Joseph A. Verbrugge	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Mat Wilcox	28,250	-	-	-	N/A	N/A	28,250

___________
Notes:

1.	Compensation disclosure for John I. Bitove who is an NEO and Stewart Lyons, who was an NEO for part of the year, can be found in the summary compensation table above.
2.	Mr. Parsons served on the Company's Board since 2005 and resigned as a Director effective November 12, 2009.

Compensation Arrangements for Directors

During the year ended August 31, 2009, members of the Board of Directors, other than Directors who are employees of the Company, its affiliates or strategic business partners, received director fees in accordance with the following standard arrangements:

Annual Board Retainer	$25,000
Audit Committee Chair	$15,000
Compensation Committee Chair	$10,000
Corporate Governance Committee Chair	$10,000
Fee per Board or Committee Meeting Attended in Person	$1,000 per meeting
Fee per Board or Committee Meeting Attended by Teleconference	$250 per meeting

In addition to the fees above, the Company reimburses directors for travel and other expenses when they attend meetings or conduct business. The Company’s directors are not entitled to pension or other retirement benefits.

EQUITY COMPENSATION PLAN INFORMATION

The following table shows details of equity compensation plan information as at August 31, 2009.

Plan Category	Number of securities to be issued upon exercise of outstanding options and RSUs	Weighted-average exercise price of outstanding options and RSUs	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by securityholders
2007 Stock Option Plan(1)	2,498,000	$8.85	2,576,887
Restricted Stock Unit Plan(2)	97,165	$0.50	0
Equity compensation plans not approved by securityholders	Nil	Nil	Nil
Total	2,595,166	-	2,576,887

___________
Notes:

1.
Pursuant to the Company’s stock option plan, the maximum aggregate number of Subordinate Voting Shares which may be subject to options is 10% of the shares outstanding from time to time (assuming the conversion of all Class B Voting Shares into Subordinate Voting Shares).

2.	Pursuant to the Company’s RSU Plan, the maximum aggregate number of RSUs was initially fixed at 250,000 RSUs.

SUMMARY OF 2007 STOCK OPTION PLAN

For the purposes of the summary below, following the adoption of the 2010 Amended and Restated Stock Option Plan by the Shareholders at the Meeting, references to “2007 Stock Option Plan” may be read as “2010 Amended and Restated Stock Option Plan”.

The Company established the 2007 Stock Option Plan for its employees, directors, senior officers and consultants and its affiliates. The 2007 Stock Option Plan was established to provide additional incentives for the Company and its affiliates to attract and retain employees, directors, senior officers and consultants.

Under the 2007 Stock Option Plan, options to purchase Subordinate Voting Shares may be granted by the Board of Directors to the Company’s affiliates, directors, senior officers, employees and consultants. Options granted under the 2007 Stock Option Plan must have an exercise price of not less than the volume weighted average trading price of the Subordinate Voting Shares on the stock exchange on which the Subordinate Voting Shares are traded for the five trading days immediately preceding the day on which the option is granted. The maximum aggregate number of Subordinate Voting Shares which may be subject to options under the 2007 Stock Option Plan is 10% of the Company’s shares outstanding from time to time (assuming the conversion of all Class B Voting Shares into Subordinate Voting Shares).  As a result, any increase in the issued and outstanding shares will result in an increase in the available number of the Subordinate Voting Shares issuable under the 2007 Stock Option Plan, and any exercises of options will make new grants available under the 2007 Stock Option Plan, effectively resulting in a re-loading of the number of options available to grant under the 2007 Stock Option Plan. The number of shares issuable to insiders, at any time, under all the Company’s security-based compensation arrangements, cannot exceed 10% of the number of shares in the capital of the Company that are outstanding from time to time. Similarly, the number of shares issued to insiders, within any one year period, under all security based compensation arrangements, cannot exceed 10% of the number of shares in the capital of the Company that are outstanding from time to time.

Unless the Board of Directors decides otherwise, options granted under the 2007 Stock Option Plan vest over a five-year period and may be exercised in whole or in part at any time as to one-fifth on each anniversary of the grant date for the five-year period. Unless the Board of Directors decides otherwise, options will expire on the seventh anniversary of the grant date. Any option not exercised prior to the expiry date become null and void.

In connection with certain change of control transactions, including a take-over bid, merger or other structured acquisition, the Board of Directors may accelerate the vesting date of all unvested options such that all optionees will be entitled to exercise their full allocation of options and in certain circumstances where such optionee's employment is terminated in connection with such transactions, such accelerated vesting will be automatic.

Unless the Board of Directors decides otherwise, options granted under the 2007 Stock Option Plan terminate on the earlier of the expiration date of the option or 180 days following the death of the optionee, termination of the optionee's employment because of permanent disability, termination of the optionee's employment because of the retirement of an optionee or as a result of such optionee ceasing to be a director, 30 days following termination of an optionee’s employment without cause or immediately upon an optionee’s employment being terminated for cause. Options are not assignable or transferrable.

As at August 31, 2009, the Company issued to its directors, officers and employees an aggregate of 2,498,000 options to acquire Subordinate Voting Shares, representing approximately 4.92% of all outstanding Subordinate Voting Shares (assuming conversion of all Class B Voting Shares into Subordinate Voting Shares. The options vest from two to three years.

SUMMARY OF RESTRICTED STOCK UNIT PLAN

Following approval by the majority of Shareholders present at the Company’s 2006 Annual Shareholder Meeting, the Company implemented a RSU Plan which allows for the payment of performance bonuses to employees and/or directors of the Company or any of its affiliates in the form of Subordinate Voting Shares. This provides such individuals with an additional incentive to further the growth and development of the Company and encourages them to remain in the employment of the Company.

The Compensation Committee of the Board of Directors administers the RSU Plan and is responsible for the selection of individual employees or directors to whom grants of RSUs will be made, as well as determine the amounts and terms of such grants.  The selection of recipients is based on the individual’s current and potential contribution to the Company and the terms of the grants may include non-competition provisions or the achievement of certain individual or collective performance related criteria, such as the financial performance of the Company.  The terms of any particular grant need not be identical to any other grant, and, subject to the approval of the ordinary resolution approving the Proposed Amendments to the RSU Plan set out in Schedule “A”, the Board of Directors of the Company may amend, suspend or terminate the terms of any grant, or the terms of the RSU Plan itself, in accordance with the new amending provisions described above under “Matters Requiring Shareholder Approval - Special Business Items - Approval of Amendments to the RSU Plan”.

Each RSU granted under the RSU Plan entitles the recipient at the end of the grant period to receive one Subordinate Voting Share of the Company at a future date (the “Release Date”), provided (i)  the Participant is continuously employed by the Company or any of its affiliates from the date or the effective date of such grant to the Release Date, or as otherwise determined by the Board of Directors, and (ii)  all other terms and conditions of the grant have been satisfied. The grant of a RSU will not entitle the individual to exercise any voting rights, receive any dividends or exercise any other right which attaches to ownership of Subordinate Voting Shares. To date, an aggregate of 250,000 RSUs have been issued, being the maximum number of Subordinate Voting Shares initially reserved for issuance under the RSU Plan. If the Proposed Amendments are approved by the Shareholders at the Meeting, an additional 1,000,000 Subordinate Voting Shares will be allotted and reserved for issuance under the RSU Plan, representing approximately 1.97% of all outstanding Subordinate Voting Shares (assuming conversion of all Class B Voting Shares into Subordinate Voting Shares).

Unless the Compensation Committee decides otherwise, in the event an individual’s employment is terminated with the Company or any of its affiliates for any reason other than death before the Release Date has occurred, such individual’s RSUs will be forfeited and no Subordinate Voting Shares will be issued.  If an individual’s employment is terminated due to his/her death, the RSUs will not be forfeited, but rather, the deceased Participant’s estate will be entitled to receive an amount of Subordinate Voting Shares, which depends on the date of death, at the Release Date. Otherwise, a recipient does not have any right to assign or transfer any of its right under the RSU Plan.

The RSU Plan also includes certain protections for an individual in the event of a change in control of the Company. In such a case, an individual will be entitled, subject to certain conditions, to receive a Subordinate Voting Share for each RSU granted prior to such change of control.

As at August 31, 2009, the Company issued to its directors, officers and employees, an aggregate of 97,165 RSUs, representing approximately 0.19% of all outstanding Subordinate Voting Shares (assuming conversion of all Class B Voting Shares into Subordinate Voting Shares),  some of which are not conditioned on continued employment with the Company.

STATEMENT OF GOVERNANCE PRACTICES

General

The directors strongly believe that sound corporate governance is essential to produce maximum benefits to those individuals and institutions that have invested in Shares. Effective June 30, 2005, the Canadian Securities Administrators (“CSA”) adopted National Policy 58-201 - Corporate Governance Guidelines (the “Policy”) and National Instrument  58-101 - Disclosure of Corporate Governance Practices (the “Instrument” and together with the Policy, the “CSA Governance Rules”).  The CSA Governance Rules require that the Company set out the mandated disclosure required under the Instrument, with reference to the “best practices” set out in the Policy.  In accordance with the CSA Governance Rules, the following is a summary of the governance practices of the Company.

To comply with these various standards and achieve best practices, the Company has adopted comprehensive corporate governance policies and procedures.  The Company’s key policies and documents include the following:

• Code of Business Ethics and Conduct	• Disclosure Policy
• Audit Committee Charter	• Corporate Governance Committee Charter
• Compensation Committee Charter	• Contracts and Commitment Policy
• Mandate of the Board of Directors

The Company’s current governance practices are substantially in compliance with the CSA Governance Rules.

Board of Directors

The Board of Directors is comprised of ten (10) directors, of which Pierre Boivin, James W. McCutcheon and Robert Storey are independent.  Pursuant to Multilateral Instrument 52-110 (“MI 52-110”), an independent director is one who has no direct or indirect material relationship with the Company which could, in the view of the Board of Directors, reasonably interfere with a director’s independent judgement.  To facilitate its exercise of independent judgement in carrying out its responsibilities, the Board of Directors has delegated certain responsibilities to committees comprised in entirety of independent directors, as more fully described below.

Meetings of Independent Directors

The charter of the Audit Committee requires it to meet at least four (4) times per year and the respective charters of the Compensation Committee and Corporate Governance Committee require each of them to meet at least two (2) times per year.  The Audit Committee, Compensation Committee and Corporate Governance Committee are each comprised solely of independent directors.  The chair of each committee conducts these sessions at committee meetings.

During the fiscal year ended August 31, 2009, the Audit Committee held 4 meetings, the Compensation Committee held 3 meetings, and the Corporate Governance Committee held 2 meetings.

Mandate of the Board of Directors

Pursuant to the Articles, the Board of Directors have assumed responsibility for the stewardship of the Company and have been granted the necessary powers to carry out their responsibilities. On July 10, 2008 the Board of Directors adopted the Mandate of the Board of Directors, the text of which was included in the Company’s Management Information Circular dated January 15, 2009, which is hereby incorporated by reference, and which is available under the Company’s profile on SEDAR at www.sedar.com. Any responsibility that is not specifically delegated to a board committee or to management remains with the full board.

During the fiscal year ended August 31, 2009, the Board of Directors held 4 meetings.

The following table summarizes the attendance of directors at the fiscal year 2009 board and committee meetings.

Director	Board Meetings Attended	Committee Meetings Attended
John I. Bitove	4/4	-
Pierre Boivin	4/4	9/9
Marc Comeau	4/4	-
Philip Evershed	3/4	-
Stewart Lyons (1)	2/2	-
James W. McCutcheon	4/4	9/9
Gary M. Parsons	4/4	-
Robert Storey	4/4	9/9
Joseph A. Verbrugge	4/4	-
Mat Wilcox	4/4	-

___________
Notes:

1.	Mr. Lyon’s Board attendance record reflects that he was appointed a director of the Company during the third quarter on April 8, 2009.

Position Descriptions

As part of its responsibility for recruiting and selecting candidates to the board for election and re-election as directors, the Corporate Governance Committee has developed certain criteria to facilitate its review of the qualifications of candidates and existing direction. These outline the desired complement of directors’ skills and competencies based on the Company’s current and anticipated needs under broad categories such as enterprise leadership, functional capabilities, market knowledge and prior board experience. The board intends to review and update these criteria annually to reflect its assessment of the current needs of the board and the strategic priorities of the Company.  The board then identifies any gaps, which assist the Corporate Governance Committee in its search for new candidates.  In considering the nomination of a director for re-election to the board, the Corporate Governance Committee looks at a number of factors including board attendance, contribution and feedback from other directors and, reviews and recommendations arising out of director effectiveness assessments conducted by independent consultants on a periodic basis.

Executive Chairman of Board

The board has also developed a written position description for the Executive Chairman of the Board of Directors who is not considered independent for the purposes of MI 52-110.  The primary functions of the Executive Chairman are to facilitate the operations and deliberations of the board and the satisfaction of the board's responsibilities under his mandate.  The mandate of the Executive Chairman of the board sets out the Executive Chairman’s key responsibilities, including duties relating to setting board meeting agendas, chairing board and Shareholders meetings, ensuring that items requiring approval by the board are tabled, collaborating with and providing feedback to the Chief Executive Officer, ensuring the qualifications and independence of external advisors, communicating with management, identifying with the Corporate Governance Committee guidelines for director selection, and acting as a liaison between the board and management.  The mandate of the Executive Chairman is reviewed and considered by the board for approval each year.

Chief Executive Officer

The board has developed a written position description for the Chief Executive Officer.  The primary functions of the Chief Executive Officer of the Company are to lead the day-to-day operations of the Company’s business in accordance with the Company’s strategic plan and operating and capital budgets, as approved by the Board of Directors, and to lead the implementation of the resolutions and the policies of the board.  The mandate of the Chief Executive Officer sets out the Chief Executive Officer's primary accountabilities, including duties relating long-term strategic planning, the operational direction of the Company, strategy and implementation for major transactions, board interaction, succession reporting, serving as chief spokesperson and communicating with Shareholders and the Board of Directors, and developing a management team and succession plan.  The mandate is reviewed by the Corporate Governance Committee and considered by the board for approval each year.

Chair of Each Board Committee

Position descriptions for the chairs of the Audit Committee, the Compensation Committee and the Corporate Governance Committee have also been approved by the board, which set out the key responsibilities of the chairs of these committees.  Each chair will work with its respective committee and management to ensure, to the greatest extent possible, the effective functioning of its committee.

Orientation and Continuing Education

The Corporate Governance Committee is responsible for providing orientation or information, as requested, to new directors.

Ethical Business Conduct

The board adopted a code of business ethics and conduct (“Code of Conduct”) that applies to all employees, directors and officers of the Company.

The principles outlined in the code are intended to:

i.	establish a minimum standard of conduct by which all Company directors, officers and employees are expected to abide;

ii.           protect the business interests of the Company; and

iii.           maintain the Company’s reputation for honesty and integrity.

The Code of Conduct addresses honesty and integrity, following the law, conflicts of interest, protection of information, harassment and discrimination, drug and alcohol abuse, accuracy of Company records and error reconciliation.

The Corporate Governance Committee reviews the code on a periodic basis as well as the process for administering the Code of Conduct and compliance with the Code of Conduct.  Any changes to the Code of Conduct are recommended by the board for approval.  The Code of Conduct is available on SEDAR at www.sedar.com.

Nomination of Directors

The Company has a Corporate Governance Committee with nominating responsibilities.  The Corporate Governance Committee can make a recommendation keeping in mind established qualifications for directors, the current skills and competencies of the Board of Directors and the needs of the Board of Directors when vacancies arise.

Committees of Directors

The Board of Directors has three committees: an audit committee (the “Audit Committee”); a compensation committee (the “Compensation Committee”); and a corporate governance committee (the “Corporate Governance Committee”), all of which are comprised entirely of independent directors.

Audit Committee

The Directors appointed the Audit Committee, which consists of three (3) Directors, all of whom are independent and financially literate within the meaning of applicable securities laws. The Audit Committee is responsible for the oversight and supervision of:

•	the Company’s accounting and financial reporting practices and procedures;

•	the adequacy of the Company’s internal accounting controls and procedures; and

•	the quality and integrity of the Company’s financial statements.

In addition, the Audit Committee is responsible for the appointment, compensation, retention and oversight of the external auditor, as well as the pre-approval of all non-audit services provided by the external auditor, and for directing the auditor's examination into specific areas of the Company’s business. The Audit Committee has a written charter and procedures to address complaints regarding accounting, internal accounting controls or auditing matters and has established a procedure to address confidential, anonymous employee submissions of concerns regarding questionable accounting or auditing matters.

During the fiscal year ended August 31, 2009, the Audit Committee of the Company consisted of the following three directors:  Pierre Boivin; James W. McCutcheon; and Robert Storey.  Pierre Boivin serves as Chairman of the Audit Committee. During the fiscal year ended August 31, 2009, the Audit Committee met 4 times.

For further information regarding the Audit Committee, please see Items 6C, 16A and 16C of the Company’s Annual Information Form on Form 20-F dated November 12, 2009, which is available on SEDAR at www.sedar.com.

Compensation Committee

The Compensation Committee reviews and makes recommendations to the Board of Directors concerning the appointment of the Company’s officers and the hiring, compensation, benefits and termination of the Company’s senior executive officers and all other key employees. The committee will annually review the Chief Executive Officer's goals and objectives for the upcoming year and provide an appraisal of the Chief Executive Officer's performance. The committee administers and makes recommendations regarding the operation of the Company’s stock option plan as previously described.

The Compensation Committee Charter provides that profitable growth is fundamental to the Company’s long-term viability. In each year of profitable operation, a nominal percentage (as determined by the Compensation Committee) of the Company’s pre-tax profits for that year, shall be included as part of the overall annual compensation plan for the Company’s senior officers (as recommended by the Chief Executive Officer with concurrence by the Compensation Committee). For the purposes of determining the amount of this payment, any compensation earned by any officer in the corresponding year under any existing compensation arrangement shall be deducted from the amount otherwise payable to such officer under these profit sharing arrangements. The Compensation Committee Charter additionally provides that a nominal percentage of pre-tax profits in each profitable year shall be allocated to charitable foundations or social causes (as recommended by the Chief Executive Officer with concurrence by the Compensation Committee). The Compensation Committee, in exercising its fiduciary obligation, shall ensure that these nominal profit sharing allocations remain consistent with appropriate overall executive compensation levels and annual budget objectives and performance.

During the fiscal year ended August 31, 2009, the Compensation Committee of the Company consisted of the following three directors, all of whom are independent within the meaning of applicable securities laws: Pierre Boivin; James W. McCutcheon; and Robert Storey. Robert Storey serves as Chairman of the Compensation Committee. During the fiscal year ended August 31, 2009, the Compensation Committee met 3 times.

Corporate Governance Committee

The Corporate Governance Committee is responsible for developing the Company’s approach to corporate governance issues, advising the Board of Directors in filling vacancies on the Board of Directors and periodically reviewing the composition and effectiveness of the Board of Directors and the contribution of individual directors. All members of this committee are directors who are independent within the meaning of applicable securities laws.

During the fiscal year ended August 31, 2009, the Corporate Governance Committee consisted of the following three directors:  Pierre Boivin; James W. McCutcheon; and Robert Storey.  James W. McCutcheon serves as Chairman of the Corporate Governance Committee.  During the fiscal year ended August 31, 2009, the Corporate Governance Committee met 2 times.

Assessments

The Corporate Governance Committee, under its charter, is required to review, at least annually, the effectiveness of the Chairman of the Board of Directors, the directors as a whole, committees of the Company and the contribution and qualification of individual Directors, including making recommendations where appropriate that a sitting director be removed or not reappointed as well as coordinating the provision of continuing education for the directors so as to assist the directors in maintaining the skill and knowledge necessary to meet their obligations as directors.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Company indemnifies the directors and officers against certain losses arising from claims against them for their acts, errors or omissions as such.  The Company maintains liability insurance for its directors and officers.  The policy provides insurance for directors and officers of the Company in respect of certain losses arising from claims against them for their acts, errors or omissions in their capacity as directors or officers.  The Company is also insured against any loss arising out of any payment that it may be required or permitted by law to make to directors or officers in respect of such claims.  The policy does not distinguish between the liability insurance for its directors and officers, the coverage being the same for both groups.  The policy limit for such insurance coverage is $15 million for the 12 months ending December 9th, 2009, with no deductible for non-indemnifiable claims and a deductible of $250,000 for securities claims, and $150,000 for all other claims per occurrence.  The premium paid by the Company for the fiscal year ended August 31, 2009 was approximately $121,000.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

During the year ended August 31, 2009, the Company incurred $258,656 (2008 - $364,926; 2007 - $536,427) of expenses related to the reimbursement of operating and travel expenses and the lease of its Toronto studio from a company controlled by the Executive Chairman of the Company. During the year ended August 31, 2009, this property was sold and the lease will no longer be included in related party transactions.

During the year ended August 31, 2009, the Company received printing services from AMI Printing valued at approximately $8,093 (2008 - $136,165; 2007 - $671,046). An affiliate of CSR Investments holds an indirect minority interest in AMI Printing.

During the year ended August 31, 2009, the Company received payroll services from Priszm LP for an amount of $32,000 (2008 - $30,000). Priszm LP is owned, directly and indirectly, approximately 60% by Priszm Canadian Income Fund and approximately 40% by a company controlled by the Executive Chairman of the Company.

During the year ended August 31, 2009, the Company incurred costs related to business events from Knightsbridge Investments Inc., totalling approximately $57,200 (2008 - $7,700).  The Executive Chairman of the Company holds a minority interest in Knightsbridge Investments Inc.

During the year ended August 31, 2009, the Company received field marketing services from Vision Group of Companies (Vision) valued at approximately $296,668 (2008 - $605,079; 2007 - $2,277,600). The principal of Vision is related to the Executive Chairman of the Company.

During the year ended August 31, 2009, the Company incurred costs on behalf of Data Audio-Visual Enterprises Wireless Inc. in the amount of $1,531,533 (2008 - $52,725) for which the Company was reimbursed. The Company’s Executive Chairman is the Chairman and controlling shareholder of Data Audio-Visual Enterprises Wireless Inc.

The related party transactions described above have been recorded at the exchange amount, which is the consideration paid or received as established and agreed to by the related parties.

Other than the foregoing, no director, executive officer or shareholder who beneficially owns, directly or indirectly, or exercises control or direction over more than 10% of the outstanding Subordinate Voting Shares or known associate or affiliate of any such person, has or had any material interest, direct or indirect, in any transaction since the beginning of the Company's last completed financial or in any proposed transaction, that has materially affected or will materially affect us.

INTEREST OF CERTAIN PERSONS OR COMPANIES
IN MATTERS TO BE ACTED ON

To the knowledge of the Company, no director or executive officer of the Company, nor any person who has held such a position since the beginning of the Company’s last completed financial year, nor any associate or affiliate of any of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting, except as any director or executive officer may be an eligible participant under the terms of the RSU Plan.

INFORMATION ON THE COMPANY’S AUDITOR

PricewaterhouseCoopers LLP has been the Company’s auditor since prior to the initial public offering on December 12, 2005. For the fiscal year ended August 31, 2009, PricewaterhouseCoopers LLP has advised that they are independent with respect to the Company within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario.

For further information on auditor’s fees, please see Item 16C of the Company’s Annual Information Form on Form 20-F for the fiscal year ended August 31, 2009, which is available on SEDAR at www.sedar.com.

GENERAL

The consolidated financial statements of the Company for the fiscal year ended August 31, 2009, together with the report of the auditors thereon, will be presented to Shareholders at the Meeting for their consideration.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on SEDAR at www.sedar.com.  Shareholders may contact the Secretary of the Company at (416) 408-6000 to request copies of the Company’s financial statements and MD&A.

Financial information is provided in the Company’s comparative financial statements and MD&A for its most recently completed financial year which are available on SEDAR at www.sedar.com.

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APPROVAL OF DIRECTORS

The contents and the sending of this Circular have been approved by the directors of the Company.

DATED at Toronto this 1st day of December, 2009.

On behalf of the directors of CANADIAN SATELLITE RADIO HOLDINGS INC.
By:	(signed) “John I. Bitove”
John I. Bitove Executive Chairman

SCHEDULE “A”

ORDINARY RESOLUTION
TO APPROVE AMENDMENTS TO RSU PLAN

The following is the text of the ordinary resolution that the Shareholders are being asked to approve at the Meeting.

“BE IT RESOLVED THAT:

i.	The Restricted Stock Unit Plan dated January 11, 2007 (the “RSU Plan”) of Canadian Satellite Radio Holdings Inc. (the “Company”) is amended as follows:

i.	by adding the following definition in alphabetical order to Section 2 of the Definitions:

“insider” means an “insider” as defined under Section 1 of the Securities Act (Ontario);

ii.	by deleting Section 4 of the RSU Plan in its entirety and replacing it with the following:

RSU SHARES SUBJECT TO THE PLAN

The Corporation shall not be required to issue and/or cause to be delivered Shares or issue and/or cause to be delivered certificates evidencing Shares to be delivered pursuant to the Plan unless and until such issuance and delivery is in compliance with all applicable laws, regulations, rules, orders of governmental or regulatory authorities and the requirements of all applicable any stock exchange upon which Shares of the Corporation are listed. The Corporation shall in no event be obligated to take any action to comply with any such laws, regulations, rules, orders or requirements. Subject to the foregoing, the Committee may authorize from time to time the treasury issuance by the Corporation of Shares. In addition:

(a)
The maximum number of Shares which may be issued under the Plan is 1,250,000 (it being understood that 250,000 Shares have already been issued under the Plan, and an additional 1,000,000 Shares are allotted and reserved for issuance).

(b)
The number of Shares issuable to insiders, at any time, under all security based compensation arrangements of the Company, cannot exceed 10% of the number of shares in the capital of the Company that are outstanding from time to time (assuming the conversion of all outstanding Class B Voting Shares into Class A Subordinate Voting Shares at a ratio of one Class A Subordinate Voting Share for every three Class B Voting Shares and assuming the conversion of all outstanding Class C Non-Voting Shares into Class A Subordinate Voting Shares at a ratio of one Class A Subordinate Voting Share for each Class C Non-Voting Share).

(c)
The number of Shares issued to insiders, within any one year period, under all security based compensation arrangements, cannot exceed 10% of the number of shares in the capital of the Company that are outstanding from time to time (assuming the conversion of all outstanding Class B Voting Shares into Class A Subordinate Voting Shares at a ratio of one Class A Subordinate Voting Share for every three Class B Voting Shares and assuming the conversion of all outstanding Class C Non-Voting Shares into Class A Subordinate Voting Shares at a ratio of one Class A Subordinate Voting Share for each Class C Non-Voting Share).

iii.	by deleting Section 8 of the RSU Plan in its entirety and replacing it with the following:

AMENDMENT AND TERMINATION

The Board of Directors may, at any time and from time to time, amend, suspend or terminate the Plan in whole or in part. Any amendments shall be contingent on approval of the Corporation shareholders to the extent stated herein, required by applicable law or required by applicable stock exchange listing requirements.

No amendments may be made by the Board of Directors to the Plan to effect any of the following without shareholder approval: (i) an increase in the maximum number of shares reserved for issuance under the Plan; (ii) an amendment to the amendment provisions of the Plan to grant additional power to the Board of Directors to amend the Plan without shareholder approval; and (iii) a change in the insider participation limits to a level that would require the Corporation to obtain disinterested shareholder approval under the rules or policies of any stock exchange on which Shares of the Corporation are listed. However, amendments of a “housekeeping” nature such as correcting typographical or clerical errors or adding clarifying statements to ensure the intent and meaning of the Plan, or of a Grant under the Plan, is properly expressed, and any determinations made or discretion exercised by the Board of Directors or the Committee, as the case may be, in accordance with the terms of the Plan will not require shareholder approval.

The Board of Directors may from time to time amend the terms of Grants made under the Plan without shareholder approval but subject to the obtaining of any required regulatory or other approvals and, if any such amendment will materially adversely affect the rights of a Participant with respect to a Grant, the obtaining of the written consent of such Participant to such amendment.  Notwithstanding the foregoing, (i) the obtaining of the written consent of any Participant to an amendment which materially adversely affects the rights of such Participant with respect to a Grant shall not be required if such amendment is required to comply with applicable laws, regulations, rules, orders of governmental or regulatory authorities or the requirements of any stock exchange on which Shares of the Corporation are listed and (ii) no amendment may be made to Section 6(e) of the Plan or to the defined terms referred to in such Section 6(e) on or after the CIC Date.

An additional 1,000,000 Class A subordinate voting shares (“Subordinate Voting Shares”) of the Company is hereby allotted and reserved for issuance under the RSU Plan.

Each restricted stock unit (“RSU”) issued to any employee or director of the Company or any of its affiliates pursuant to the RSU Plan will entitle the holder thereof to receive an equivalent number of Subordinate Voting Shares issued from treasury as fully paid and non-assessable shares in the capital of the Company for no additional consideration, and the RSUs which have been issued to date under the RSU Plan, as described in the management information circular, are hereby ratified.”

*           *           *           *            *

SCHEDULE “B”

ORDINARY RESOLUTION
TO APPROVE UNALLOCATED OPTIONS AND THE
2010 AMENDED AND RESTATED STOCK OPTION PLAN

The following is the text of the ordinary resolution that the Shareholders are being asked to approve at the Meeting.

“BE IT RESOLVED THAT:

i.
The 2010 amended and restated stock option plan (the “2010 Amended and Restated Stock Option Plan”), in the form attached as Appendix “A” hereto, is hereby ratified, approved and adopted as the stock option plan of Canadian Satellite Radio Holdings Inc. (the “Company”).

ii.
All stock options granted under the 2007 stock option plan and all unallocated stock options to be granted under the 2010 Amended and Restated Stock Option Plan, as amended from time to time, until January 19, 2013, that is until the date that is three (3) years from the date where shareholder approval is being sought, are hereby ratified, confirmed and approved.

iii.
Subject to the insider participation limits set out in the 2010 Amended and Restated Stock Option Plan, the maximum aggregate number of Class A subordinate voting shares (“Subordinate Voting Shares”) of the Company which may be subject to options under the 2010 Amended and Restated Stock Option Plan is 10% of the Company’s shares outstanding from time to time (assuming the conversion of all Class B Voting Shares into Subordinate Voting Shares), and such Subordinate Voting Share are hereby allotted and reserved for issuance under the 2010 Amended and Restated Stock Option Plan.

iv.
Upon the valid exercise of any options granted under the 2010 Amended and Restated Stock Option, the Subordinate Voting Shares shall be issued from treasury as fully paid and non-assessable shares in the capital of the Company.”

*           *           *           *            *

APPENDIX “A”

CANADIAN SATELLITE RADIO HOLDINGS INC.

2010 AMENDED AND RESTATED STOCK OPTION PLAN

The purpose of this Amended and Restated Stock Option Plan (the “Plan”) is to advance the interests of Canadian Satellite Radio Holdings Inc. (the “Company”) by (i) providing Eligible Persons (as defined herein) with additional incentives; (ii) encouraging share ownership by Eligible Persons; (iii) increasing the proprietary interest of Eligible Persons in the success of the Company; (iv) encouraging Eligible Persons to remain with the Company or its Affiliates (as defined herein); and (v) attracting new employees, executive officers, directors and Consultants (as defined herein) to the Company or its Affiliates.

ARTICLE 1                      GENERAL PROVISIONS

1.1.           Previously Issued and Outstanding Options Continued

All stock purchase options issued and outstanding under previous option agreements, option grants or stock option plans of the Company (collectively, “Previous Plans”) are hereby continued as if issued or granted under this Plan.

1.2.           Administration

(a)
The Board, or such committee of the Board to which the Board may choose to delegate such authority, will administer this Plan.  In the event of such delegation, all references to the term “Board” will be deemed to include references to such committee.

(b)
Subject to the limitations of this Plan, the Board has the authority: (i) to grant Options to purchase Shares to Eligible Persons; (ii) to determine the terms, including the limitations, restrictions, vesting period and conditions, if any, upon such grants; (iii) to interpret this Plan and to adopt, amend and rescind such administrative guidelines and other rules relating to this Plan as it may from time to time deem advisable, subject to required prior approval by shareholders, any applicable Stock Exchange, or Governmental Entity; and (iv) to make all other determinations and to take all other actions in connection with the implementation and administration of this Plan as it may deem necessary or advisable.  The Board’s guidelines, rules, interpretations and determinations will be conclusive and binding upon the Company and all Participants and Eligible Persons. No member of the Board or any person acting pursuant to authority delegated by it hereunder shall be liable for any action or determination in connection with the Plan made or taken in good faith, and each member of the Board and each such person shall be entitled to indemnification by the Company with respect to any such action or determination.

1.3.           Interpretation

For the purposes of this Plan, the following terms will have the following meaning unless otherwise defined elsewhere in this Plan:

(a)	“Affiliate” means a related entity of the Company within the meaning of National Instrument 45-106 - Prospectus and Registration Exemptions, as amended or replaced from time to time;

(b)	“associate” has the meaning set out in National Instrument 45-106 - Prospectus and Registration Exemptions, as amended or amended and replaced from time to time;

(c)	“Board” means the Board of Directors of the Company or, as applicable, such committee of the Board to which the Board may choose to delegate authority to administer the Plan;

(d)	“Change of Control” means:

(i)
a reorganization, amalgamation, merger or other business combination (or a plan of arrangement in connection with any of the foregoing), other than solely involving the Company and any one or more of its Affiliates, with respect to which all or substantially all of the persons who were the beneficial owners of the Shares and other securities of the Company immediately prior to such reorganization, amalgamation, merger, business combination or plan of arrangement do not, following the completion of such reorganization, amalgamation, merger, business combination or plan of arrangement, beneficially own, directly or indirectly, more than fifty percent (50%) of the resulting voting rights (on a fully-diluted basis) of the Company or its successor;

(ii)	the sale to a person other than an Affiliate of the Company of all or substantially all of the Company’s assets; or

(iii)
a change in the composition of the Board, which occurs at a single meeting of the shareholders of the Company or upon the execution of a shareholders’ resolution, such that individuals who are members of the Board immediately prior to such meeting or resolution cease to constitute a majority of the Board, without the Board, as constituted immediately prior to such meeting or resolution, having approved of such change.

(e)
“Consultant” means a person or company, other than an employee, executive officer or director of the Company or an Affiliate, that: (i) is engaged to provide services to the Company or an Affiliate, other than services provided in relation to a distribution, (ii) provides the services under a written contract with the Company or an Affiliate, and (iii) spends or will spend a significant amount of time and attention on the affairs and business of the Company or an Affiliate, and includes, for an individual consultant, a corporation of which the individual consultant is an employee or shareholder, and a partnership of which the individual consultant is an employee or partner;

(f)	“Company” means Canadian Satellite Radio Holdings Inc. or any successor thereof;

(g)	“Date of Grant” means the date on which a particular Stock Option is granted by the Board;

(h)
“Disability” means the inability of a Participant to perform the duties associated with his or her position for 270 consecutive days as a result of his or her incapacity due to physical or mental illness;

(i)
“Eligible Person” means, subject to all applicable laws, any employee, executive officer, director or Consultant of (i) the Company or (ii) any Affiliate of the Company (and includes any such person who is on a leave of absence authorized by the Board or the board of directors of any Affiliate), and also includes any Permitted Assign of any such person;

(j)	“Exercise Period” means the period from the Vesting Date to the Expiry Date, both inclusive, during which a particular Stock Option may be exercised;

(k)	“Exercise Price” means, with respect to a Stock Option:

(i)	if, on the Date of Grant, the Shares are not listed on a Stock Exchange, such amount as the Board may determine as being the fair market value of the Shares as at that date; and

(ii)
if, on the Date of Grant, the Shares are listed on a Stock Exchange, the volume weighted average trading price of the Shares on such Stock Exchange for the five (5) trading days immediately preceding the day on which the Stock Option is granted, or such greater amount as the Board may determine; provided, however, that the Exercise Price of a Stock Option shall not be less than the minimum Exercise Price required by the applicable rules of the Stock Exchange;

(l)
“Expiry Date” means the date after which a particular Stock Option can no longer be exercised, subject to amendment in accordance with the terms hereof, provided that if the Expiry Date of any vested Stock Option falls on, or within nine (9) trading days immediately following, a date upon which such Eligible Person is prohibited from exercising such Stock Option  due to a black-out period or other trading restriction imposed by the Company, then the Expiry Date of such Stock Option shall be automatically extended to the tenth (10th) trading day following the date the relevant black-out period or other trading restriction imposed by the Company is lifted, terminated or removed;

(m)
“Governmental Entity” means any applicable (a) multinational, federal, provincial, state, municipal, local or other governmental or public department, commission, board, bureau or agency, (b) any subdivision or authority of any of the foregoing, or (c) any quasi-governmental body exercising (with proper jurisdiction) any regulatory or taxing authority under or in respect of any of the above;

(n)	“holding entity” means a holding entity within the meaning of National Instrument 45-106 - Prospectus and Registration Exemptions, as amended or replaced from time to time;

(o)	“Involuntary Termination” means

(i)	in respect of any employee or executive officer of the Company or any of its Affiliates:

(A)
any express or implied termination by the Company or any of its Affiliates of such employee or executive officer’s employment which is not due to the termination of his or her employment for cause or on account of death or Disability;

(B)	the assignment of duties to such employee or executive officer that are materially inconsistent with his or her position, duties, responsibilities and status immediately prior to such assignment;

(C)	any material reduction of such employee’s or executive officer’s total compensation including base salary and incentive compensation package, vacation entitlement or employee benefits; or

(D)
any change in excess of 100 kilometres in the location at which the employee or executive officer predominantly performs his or her duties without his or her consent, except for required travel on business to an extent substantially consistent with his or her business obligations; and

(ii)
in respect of any director who is not an employee or executive officer of the Company or any of its Affiliates, such director ceasing to be a director for any reason other than as a result of voluntary resignation, death or Disability, including, for greater certainty, ceasing to be a director as a result of resignation following a request therefor or following a material reduction in the director’s compensation, removal or failure to be elected or appointed.

(p)	“insider” means an “insider” as defined under Section 1 of the Securities Act (Ontario);

(q)	“Notice of Grant” means a notice of grant in substantially the form attached hereto as Schedule “A”;

(r)	“Participant” means an Eligible Person to whom a Stock Option has been granted;

(s)	“Permitted Assign” means, for an employee, executive officer, director or consultant of the Company or an Affiliate:

(i)	a trustee, custodian or administrator acting on behalf of, or for the benefit of the person;

(ii)	a holding entity of the person;

(iii)	an RRSP or RRIF of the person;

(iv)	a spouse of the person;

(v)	a trustee, custodian or administrator acting on behalf of, or for the benefit of the spouse of the person;

(vi)	a holding entity of the spouse of the person; or

(vii)	an RRSP or a RRIF of the spouse of the person.

(t)	“Plan” means this Stock Option Plan;

(u)	“Reserved for Issuance” means Shares which may be issued upon the exercise of Stock Options;

(v)	“RRIF” means a registered retirement income fund as defined in the Income Tax Act (Canada);

(w)	“RRSP” means a registered retirement savings plan as defined in the Income Tax Act (Canada);

(x)
“Shares” means Class A Subordinate Voting Shares in the capital of the Company, or any other shares of the Company as the Board may from time to time determine, and includes any shares of the Company into which such shares may be changed, classified, reclassified, subdivided, consolidated or converted from time to time;

(y)	“Stock Option” means an option to purchase Shares from treasury granted hereunder to a Participant;

(z)	“Stock Exchange” means the Toronto Stock Exchange or such other stock exchange or quotation system on which the Shares are listed or quoted from time to time;

(aa)
“Substitution Event” means (i) a Change of Control, or (ii) a merger, amalgamation, arrangement, business combination or other transaction pursuant to which the Shares of the Company are converted into, or exchanged for, other property, whether in the form of securities of another corporation, cash or otherwise;

(bb)	“Termination Date” means the date on which a Participant ceases to be an Eligible Person;

(cc)
“Transfer” includes any sale, exchange, assignment, gift, bequest, disposition, mortgage, charge, pledge, encumbrance, grant of security interest or other arrangement by which possession, legal title, beneficial ownership or the risk of economic exposure passes from one person to another, or to the same person in a different capacity, whether or not voluntary or not voluntary and whether or not for value, and any agreement to effect any of the foregoing; and

(dd)
“Vesting Date” means the date or dates determined in accordance with Section 2.3 on and after which a particular Stock Option, or any part thereof, may be exercised, subject to amendment or acceleration from time to time in accordance with the terms hereof.

In this Plan words importing the singular number include the plural and vice versa and words importing the masculine gender include the feminine.

This Plan is to be governed by and interpreted in accordance with the laws of the Province of Ontario.

1.4.           Shares Reserved

(a)
The maximum number of Shares Reserved for Issuance under the Plan (and under any other share compensation arrangements of the Company) shall be equal to 10% of the number of shares in the capital of the Company that are outstanding from time to time (assuming the conversion of all outstanding Class B Voting Shares into Class A Subordinate Voting Shares at a ratio of one Class A Subordinate Voting Share for every three Class B Voting Shares and assuming the conversion of all outstanding Class C Non-Voting Shares into Class A Subordinate Voting Shares at a ratio of one Class A Subordinate Voting Share for each Class C Non-Voting Share). For greater certainty, any increase in the issued and outstanding shares will result in an increase in the available number of the Class A Subordinate Voting Shares issuable under the Plan, and any exercise of options will make new grants available under the Plan.

(b)
The number of shares issuable to insiders, at any time, under all security based compensation arrangements of the Company, cannot exceed 10% of the number of shares in the capital of the Company that are outstanding from time to time (assuming the conversion of all outstanding Class B Voting Shares into Class A Subordinate Voting Shares at a ratio of one Class A Subordinate Voting Share for every three Class B Voting Shares and assuming the conversion of all outstanding Class C Non-Voting Shares into Class A Subordinate Voting Shares at a ratio of one Class A Subordinate Voting Share for each Class C Non-Voting Share).

(c)
The number of shares issued to insiders, within any one year period, under all security based compensation arrangements, cannot exceed 10% of the number of shares in the capital of the Company that are outstanding from time to time (assuming the conversion of all outstanding Class B Voting Shares into Class A Subordinate Voting Shares at a ratio of one Class A Subordinate Voting Share for every three Class B Voting Shares and assuming the conversion of all outstanding Class C Non-Voting Shares into Class A Subordinate Voting Shares at a ratio of one Class A Subordinate Voting Share for each Class C Non-Voting Share).

ARTICLE 2                       SHARE OPTION PLAN

2.1.           Application

Grants of Stock Options to Eligible Persons shall be governed by this Article 2.

2.2.           Grants

The Board may from time to time in its sole discretion determine those Eligible Persons, if any, to whom Stock Options are to be granted and the number of Shares in respect of which each Stock Option may be exercised. The award of a Stock Option to an Eligible Person at any time shall neither entitle such Eligible Person to receive nor preclude such Eligible Person from receiving a subsequent Stock Option.

2.3.           Expiry Date; Vesting of Options

(a)
Subject to Section 2.5 and any applicable rules of the Stock Exchange, and unless otherwise fixed by the Board at the time the particular Stock Option is granted and set forth in the Notice of Grant, the Expiry Date of a Stock Option will be the seventh (7th) anniversary of the Date of Grant.

(b)
Unless otherwise fixed by the Board at the time the particular Stock Option is granted and set forth in the Notice of Grant, or unless otherwise determined by the Board in its sole discretion at or any time following the date that a particular Stock Option is granted, and subject to Section 2.5, Stock Options will vest over a five (5) year period and may be exercised in whole or in part at any time from time to time as follows:

PERIOD	NUMBER OF STOCK OPTIONS VESTED
On or after the first anniversary of Date of Grant	20%
On or after the second anniversary of Date of Grant	20%
On or after the third anniversary of Date of Grant	20%
On or after the fourth anniversary of Date of Grant	20%
On or after the fifth anniversary of Date of Grant	20%

2.4.           Exercise Price

The exercise price for the Shares underlying a Stock Option will be the Exercise Price.

2.5.           Termination, Retirement, Death, Departure

Any Stock Option or part thereof not exercised within the Exercise Period will terminate and become null, void and of no effect as of the day immediately following the Expiry Date determined under Section 2.3(a) hereof, unless the Expiry Date is determined to be an earlier date as follows:

(a)
Death - The Expiry Date of a Stock Option held by a Participant that had vested immediately prior to his or her death will be the earlier of the expiry date shown on the relevant Notice of Grant and the date that is one hundred and eighty (180) days after the date of his or her death. Stock Options that are outstanding but unvested immediately prior to a Participant’s death will immediately terminate and become null, void and of no effect upon the death of the Participant. If a Participant dies, the legal representatives of the Participant may exercise such of the Participant’s Stock Options that, by their terms, were exercisable on the date of death, prior to the Expiry Date.

(b)
Disability - In the event of the Disability of a Participant, the Board may in its discretion determine that such Participant shall no longer be an Eligible Person. In the event a Participant ceases to be an Eligible Person as a result of Disability, then the Expiry Date of a Stock Option that had vested on the date such Participant ceases to be an Eligible Person will be the earlier of the expiry date shown on the relevant Notice of Grant and the date one hundred and eighty (180) days following the date such Participant ceases to be an Eligible Person.  Stock Options that are outstanding but unvested on the date such Participant ceases to be an Eligible Person will immediately terminate and become null, void and of no effect.

(c)
Retirement - In the event a Participant ceases to be an Eligible Person as a result of his or retirement in accordance with the Company’s then applicable retirement policy, the Expiry Date of a Stock Option that had vested on the date such Participant ceases to be an Eligible Person will be the earlier of the Expiry Date shown on the relevant Notice of Grant and the date one hundred and eighty (180) days following the date such Participant ceases to be an Eligible Person. The Stock Options that are outstanding but unvested on the date such Participant ceases to be an Eligible Person will immediately terminate and become null, void and of no effect

(d)
Termination for Cause - If the employment of a Participant is terminated for cause, all vested and unvested Stock Options held by such Participant will immediately terminate and become null, void and of no effect on the date on which the Company, or any of its Affiliates, gives a notice of termination for cause to such Participant. For purposes of the Plan, a Participant’s employment shall conclusively be deemed to have been terminated on the date that such Participant received notice of termination (and for greater certainty shall not include any notice period required by any applicable statute or common law).

(e)
Voluntary Resignation or Termination without Cause. In the event a Participant ceases to be an Eligible Person as a result of his or her voluntary resignation or termination without cause from any position or employment with the Company or its Affiliates (other than his or her retirement), then the Expiry Date of a Stock Option that had vested on the date such Participant ceases to be an Eligible Person will be the earlier of the Expiry Date shown on the relevant Notice of Grant and the date thirty (30) days following the date such Participant ceases to be an Eligible Person.  The Stock Options that are outstanding but unvested on the date such Participant ceases to be an Eligible Person will, subject to Section 5.1, immediately terminate and become null, void and of no effect. For purposes of the Plan, a Participant’s employment shall conclusively be deemed to have ceased on the date that such Participant ceases to be actually and actively employed by the Company or its Affiliates (and for greater certainty shall not include any notice period required by any applicable statute or common law).

(f)
Ceasing to be a Director - In the event that a Participant who is a director of the Company (and not an employee or executive officer of the Company or any of its Affiliates) ceases to be a director, then the Expiry Date of a Stock Option that had vested on the date such Participant ceases to be a director will be the earlier of the Expiry Date shown on the relevant Notice of Grant and the date that is one hundred and eighty (180) days following the date such Participant ceases to be an Eligible Person.  The Stock Options that are outstanding but unvested on the date such Participant ceases to be a director will, subject to Section 5.1, immediately terminate and become null, void and of no effect.

(g)
Discretion of Board - Notwithstanding Section 2.5(a), (b), (c), (d), (e) or (f) above, but subject to applicable laws, rules and regulations of any applicable Stock Exchange or Governmental Entity, the Board may, in its sole discretion, extend the Expiry Date of any Stock Options in whole or in part.

2.6.           Notice of Grant

Each Stock Option must be confirmed, and will be governed, by a Notice of Grant signed by the Company and the Participant.

2.7.           Shareholder Approval

Where required by the Stock Exchange or any Governmental Entity, shareholder approval to the grant of Stock Options shall be obtained prior to the exercise of Stock Options granted by the Company.

2.8.           Payment of Exercise Price; Exercise of Stock Options

(a)
Stock Options may only be exercised by the Participant or his or her legal representative.  Participants may exercise their Stock Options, subject to the restrictions set out below, to acquire Shares by delivering to the Company a notice of option exercise (the “Exercise Notice”), substantially in the form attached hereto as Schedule “B”, together with a bank draft or certified cheque in an amount equal to the aggregate Exercise Price of the Shares to be purchased pursuant to the exercise of Stock Options.

(b)
Notwithstanding Section 2.8(a) hereof, but subject to any adjustments contemplated by Section 5.2, Stock Options may not be exercised unless the aggregate purchase price of the Shares acquired on exercise of such Stock Options is greater than or equal to CDN$1,000.

(c)
As soon as practicable following the receipt of the Exercise Notice and a bank draft or certified cheque in accordance with Section 2.8(a), the Company will deliver to the Participant a certificate for the Shares so purchased.

(d)
The issuance of Shares by the Company to a Participant pursuant to the exercise of any Stock Option is subject to compliance with all applicable laws, rules and regulations of all Governmental Entities applicable to the issuance and distribution of such Shares and to the requirements of any Stock Exchange on which the Shares may be listed or quoted, including any requirements with respect to the legending of certificates representing the Shares issued pursuant to the exercise of any Stock Option.  The Participant agrees: (i) to comply with all such laws, rules, regulations and requirements, (ii) to furnish to the Company any information, report and/or undertakings required to comply with all such laws, rules, regulations and requirements, and (iii) to fully cooperate with the Company in complying with such laws, rules, regulations and requirements.

(e)
Upon the exercise of Stock Options, Eligible Persons who are employed by the Company or an Affiliate shall have withheld at source all income, social security and other payroll taxes and withholdings required by law on the gain realized upon the exercise.

2.9.           Amendment of Option Terms

The Board may, at its discretion from time to time, without shareholder approval, amend the terms and conditions of any Stock Option, including, without limitation, with respect to the Exercise Period (provided that the Exercise Period during which a Stock Option is exercisable does not exceed ten years from the date the Stock Option is granted and that such Stock Option is not held by an insider), Vesting Date, exercise method and frequency, Exercise Price (provided that such Stock Option is not held by an insider), and method of determining the Exercise Price, assignability and effect of termination of a Participant’s employment or cessation of the Participant’s directorship, and without limiting the generality of the foregoing, the Board may also make any amendments for the purpose of complying with any changes in any relevant law, rule, regulation, regulatory requirement or requirement of the Stock Exchange, or for any other purpose which may be permitted by law, provided always that any such amendment will not alter the terms or conditions of, or impair any right of any Participant pursuant to any Stock Option awarded prior to such amendment without the consent of such Participant, unless such amendment or alteration is required by applicable law, any applicable Stock Exchange or Governmental Entity.

2.10.           Assignment of Stock Options

Stock Options (and any rights thereunder) are not assignable or Transferable. Any purported assignment or Transfer of Stock Options will not be recognized by the Company and will result in the immediate expiry and termination of any such Stock Options and any rights relating thereto.

2.11           Alternative Share Compensation Arrangements

Notwithstanding any other provision of this Plan, the Board may, in its discretion, enter into alternative share compensation arrangements with non-resident directors of the Company if the Board determines that, as a result of the tax consequences of Stock Option grants under this Plan to such non-resident directors, the tax consequences to such non-resident directors are materially adverse to such non-resident directors as compared to the tax consequences of Stock Option grants to directors that are not non-residents. In such circumstances the Board may choose to structure an alternative share compensation arrangement that does not provide material adverse tax consequences to such non-resident directors, but that is substantially economically equivalent, in the Board’s determination, to the grant of Stock Options under the Plan and is not otherwise materially prejudicial to the Company. For greater certainty, any Shares issued pursuant to any alternative share compensation arrangements under this Section 2.11 shall be considered to be Stock Options for the purposes of determining the number of Shares issuable pursuant to this Plan.

ARTICLE 3                      ASSUMPTION OR SUBSTITUTION OF STOCK OPTIONS

3.1.           Substitution

(a)	In the event of a Substitution Event, any surviving or acquiring corporation must, unless Article 4 applies:

(i)	assume any Stock Option outstanding under the Plan on substantially the same economic terms and conditions as the Plan; or

(ii)
substitute or replace similar stock options (including an award to acquire the same consideration paid to the securityholders of the Company in the transaction effecting the Substitution Event) for those Stock Options outstanding under the Plan on substantially the same economic terms and conditions as the Plan.

(b)
In the event any surviving or acquiring Company neglects or refuses (as determined by the Board, acting reasonably) to assume any Stock Options or to substitute or replace similar stock options for those outstanding Stock Options under the Plan in connection with a Substitution Event, then with respect to any Stock Options held by Participants, the vesting of such Stock Options (and, if applicable, the time during which such Stock Options may be exercised) will automatically and without further action by the Board or the Company be immediately accelerated so that such Stock Options will be fully vested.  In addition, in such event, the Board may determine that outstanding Stock Options will terminate if not exercised (if applicable) at or prior to such Substitution Event.

(c)
No fractional Shares or other security will be issued upon the exercise of any Stock Option and, accordingly, if as a result of a Substitution Event or otherwise, a Participant would become entitled to a fractional Share or other security, such Participant will have the right to acquire only the next lowest whole number of Shares or other security and no payment or other adjustment will be made with respect to the fractional interest so disregarded; provided, however, that a cash payment equal to the value of all fractional interests disregarded pursuant to this Section 3.1(c) shall be made to a Participant if the number of Stock Options so disregarded exceeds five percent (5%) of the total number of Stock Options exercised by such Participant.

(d)
Notwithstanding any other provision of this Plan, in the event of a potential Substitution Event, the Board may, in its discretion: (i) terminate, conditionally or otherwise and on such terms as it sees fit, the Stock Options not exercised following successful completion of such Substitution Event; and (ii) accelerate, conditionally or otherwise and on such terms as it sees fit, the Vesting Date or otherwise modify the terms of the Stock Options to assist the Participants to obtain the advantage of holding Shares during the Substitution Event.  If the Substitution Event referred to in this Article 3 is not completed during the time specified therein (as the same may be extended), the Stock Options which vested pursuant to this Article 3 must be returned by the Participant to the Company and will be reinstated as unvested Stock Options and the original terms applicable to such Stock Options will apply.  If any of the Stock Options that vested pursuant to this Article 3 were exercised, such Shares must be returned to the Company for cancellation.  The determination of the Board in respect of any such Substitution Event will for the purposes of this Plan be final, conclusive and binding.

ARTICLE 4  TAKE-OVER BIDS

4.1.           Take-over Bids

(a)
In the event of a “potential change of control following a take-over bid” (as defined herein), the Board may, in its discretion, conditionally or otherwise and on such terms as it sees fit, accelerate the Vesting Date of all of a Participant’s unvested Stock Options to a date prior to the expiry date of such bid or offer, such that all of a Participant’s Stock Options will immediately vest at such time and the Vesting Date in connection with such Stock Options will be adjusted accordingly. In such event, all Stock Options so vested will be exercisable, conditionally or otherwise, from such date until their respective Expiry Dates so as to permit the Participant to tender the Shares received upon such exercise pursuant to the bid or offer. For purposes of this Article 4, a “potential change of control following a take-over bid” will be deemed to occur upon a formal bid or tender offer for Shares being made as a result of which the offeror and its affiliates would, if successful, beneficially own, directly or indirectly, fifty percent (50%) or more of the Shares then outstanding.

(b)
Notwithstanding any other provisions of this Plan, in the event of a potential change of control following a take-over bid, the Board will have the power, if determined appropriate (i) to terminate, conditionally or otherwise and on such terms as it sees fit, the Stock Options not exercised following successful completion of such event, and/or (ii) to modify the terms of the Stock Options, conditionally or otherwise and on such terms as it sees fit, in order to assist the Participants to tender their securities into the take-over bid, including for greater certainty permitting such Participants to exercise their Stock Options on a “cashless” basis.  For greater certainty, in the event that the acquiring entity acquires one hundred percent (100%) of the outstanding Shares following the take-over bid, the Board will have the power, if determined appropriate, to terminate the Stock Options not exercised upon the expiry of the time period for tendering to the acquiring entity for purchase.

(c)
If the take-over bid referred to in Section 4.1(a) is not completed within the time specified therein (as the same may be extended), the Stock Options that vested pursuant to Section 4.1(a) (if any) must be returned by the Participant to the Company and will be reinstated as unvested Stock Options and the original terms applicable to such Stock Options will apply. If any of the Stock Options that vested pursuant to this Section 4.1(a) (if any) were exercised, such Shares must be returned to the Company for cancellation. The determination of the Board with respect to any such event will for the purposes of this Plan be final, conclusive and binding.

ARTICLE 5                      MISCELLANEOUS

5.1.           Involuntary Termination

In the event of a Substitution Event or a change of control (as defined below) and upon an Involuntary Termination of the Participant at any time within the ninety day (90) day period prior to or the one hundred and eighty (180) day period following the date of completion of the transaction effecting such Substitution Event or change of control, all of a Participant’s unvested Stock Options will immediately vest, and the Vesting Date in connection with such Stock Options will be adjusted accordingly.  For the purposes of this section 5.1, a “change of control” will be deemed to occur upon a formal bid or tender offer for Shares being made as a result of which the offeror and its affiliates acquires beneficial ownership (directly or indirectly) of fifty percent (50%) or more of the Shares then outstanding, or upon any issuance of Shares by the Company (whether by way of public offering or private placement) that results in a single shareholder acquiring beneficial ownership (directly or indirectly) of fifty percent (50%) or more of the Shares outstanding after such issuance (provided that such shareholder did not, at the time of such issuance, have beneficial ownership, direct or indirect, of fifty percent (50%) or more of the Shares).

5.2           Capital Adjustments

If there is any change in the outstanding Shares by reason of a stock dividend or split, recapitalization, consolidation, combination or exchange of shares, reclassification, conversion or other fundamental corporate change, the Board will make, subject to any prior approval required of the Stock Exchange or other applicable Governmental Entities, if any, an appropriate substitution or adjustment to the Shares or other securities of the Company, including in (i) the number or kind of shares or other securities reserved for issuance pursuant to this Plan; and (ii) the exercise price of those unexercised Stock Options; provided, however, that no substitution or adjustment will obligate the Company to issue fractional Shares upon the exercise of a Stock Option.

5.3.           Non-Exclusivity

Nothing contained herein will prevent the Board from adopting other or additional compensation arrangements for the benefit of any Eligible Person or Participant, subject to any required Stock Exchange, regulatory or shareholder approval.

5.4.           Amendment and Termination

(a)
The Board may, at any time and from time to time, amend, suspend or terminate the Plan in whole or in part. Any amendments shall be contingent on approval of the Company shareholders to the extent stated herein, required by applicable law or required by applicable stock exchange listing requirements.

(b)
The Board will have the discretion to make amendments to the Plan which it may deem necessary, without having to obtain shareholder approval, including, without limitation: (i) amendments of a “housekeeping” nature such as correcting typographical or clerical errors or adding clarifying statements to ensure the intent and meaning of the Plan, or of a grant of Stock Options under the Plan, is properly expressed; and (ii) any amendments to the Plan related to (A) the early termination provisions of the Plan; (B) the addition of any form of financial assistance which may be provided by the Company to Participants to facilitate the purchase of Shares under the Plan, (C) the addition or modification of a cashless exercise feature, payable in cash or Shares, whether or not providing for a full deduction of the number of underlying Shares from the Plan reserve; (D) the suspension or termination of the Plan. For greater certainty, any determinations made or discretion exercised by the Board in accordance with the terms of the Plan will not require shareholder approval.

(c)
Shareholder approval will be required in the case of amendments related to (i) a reduction in the Exercise Price for Stock Options held by insiders; (ii) an extension to the term of Stock Options held by insiders; (iii) a change in the insider participation limits to a level that would require the Company to obtain disinterested shareholder approval under the rules or policies of any Stock Exchange on which Shares of the Company are listed; (iv) an increase to the maximum number of Shares or any other shares of the Company which are Reserved for Issuance under the Plan (and under any other share compensation arrangement of the Company); and (v) an amendment to the amendment provisions of the Plan to grant additional power to the Board to amend the Plan without shareholder approval.

(d)
Subject to Articles 3 and 4 hereof and subject to compliance with the applicable rules of the Stock Exchange, no amendment, suspension or termination will alter or impair any Stock Options under the Plan, or any rights pursuant thereto, granted previously to any Participant without the consent of that Participant.

(e)
If this Plan is terminated, the provisions of this Plan and any administrative guidelines, and other rules adopted by the Board and in force at the time of this Plan, will continue in effect as long as any Stock Options under the Plan or any rights pursuant thereto remain outstanding.  However, notwithstanding the termination of the Plan, the Board may make any amendments to the Plan or Stock Options it would be entitled to make if the Plan were still in effect.

5.5.           Compliance with Legislation

The Board may postpone or adjust the exercise of any Stock Option or the issue of any Shares pursuant to this Plan as the Board in its discretion may deem necessary in order to permit the Company to effect or maintain qualification of this Plan or the Shares issuable pursuant thereto under the securities laws of any applicable jurisdiction, or to determine that the Shares and this Plan are exempt from such registration.  The Company is not obligated by any provision of this Plan or any grant hereunder to sell or issue shares in violation of any applicable law.  In addition, if the Shares are listed on a Stock Exchange, the Company will have no obligation to issue any Shares pursuant to this Plan unless the Shares have been duly listed, upon official notice of issuance, on the Stock Exchange on which the Shares are listed for trading.

5.6.           Effective Date

This Plan will become effective upon the approval of the Plan by the Board.

5.7           No Other Rights

Nothing herein contained and no grant of Stock Options pursuant to the Plan shall be deemed to give any Eligible Person the right to be retained as an Eligible Person or the right to be retained as an employee, executive officer, director or Consultant of the Company.  For greater certainty, a period of notice, if any, or payment in lieu thereof, upon termination of employment, wrongful or otherwise, shall not be considered as extending the period of employment for the purposes of the Plan. Stock Options are not Shares, and the grant of a Stock Option to an Eligible Person does not entitle such Eligible Person to any rights as a shareholder of the Company.

SCHEDULE “A”

NOTICE OF GRANT OF STOCK OPTIONS

CANADIAN SATELLITE RADIO HOLDINGS INC.

Telephone: •
Facsimile: •

[Date]

[Name & Address]

Dear [Name]:

This is to advise you that in recognition of your contribution to our business, you have been selected to participate in the Stock Option Plan (the “Plan”) of Canadian Satellite Radio Holdings Inc. (the “Company”).  On                     you were granted a stock option to acquire ______ Class A Subordinate Voting Shares of the Company at a price of $______ per Class A Subordinate Voting Share.

Your stock option is subject to the provisions of the Plan, a copy of which is attached to this notice. The stock option granted to you by the Company will be vested in accordance the Plan and as follows:

PERIOD	NUMBER OF STOCK OPTIONS VESTED
On or after the first anniversary of Date of Grant	20%
On or after the second anniversary of Date of Grant	20%
On or after the third anniversary of Date of Grant	20%
On or after the fourth anniversary of Date of Grant	20%
On or after the fifth anniversary of Date of Grant	20%

The Expiry Date of your stock options is ____________________.

By accepting this grant you represent and warrant to the Company that your participation in the Company’s Stock Option Plan is voluntary and that you have not been induced to participate by expectation of engagement, appointment, employment, continued engagement, continued appointment or continued employment, as applicable.

The grant of options described above is strictly confidential and the information concerning the number or price of shares granted under this option should not be disclosed to anyone.

Yours sincerely,

•

The undersigned acknowledges receipt of a copy of the Plan and acknowledges and agrees that the undersigned’s Stock Options are subject to and governed by the provisions of the Plan.

Dated this _____ day of __________,  20__.

                                                                               _____________________________
                                                                               [Name]

SCHEDULE “B”

NOTICE OF OPTION EXERCISE

CANADIAN SATELLITE RADIO HOLDINGS INC.

 STOCK OPTION PLAN

To:           Chief Financial Officer, Canadian Satellite Radio Holdings Inc. (the “Company”)

Please be advised that in connection with stock options granted to me under the Company’s Stock Option Plan pursuant to the Notice of Grant of Stock Options dated _____________ (the “Stock Options”), the undersigned hereby wishes to exercise his or her option to purchase _____________ shares (the “Option Shares”) in the capital of the Company at a price of $___________ per share, for a total payment of $_____________  (the “Exercise Payment”).   I hereby agree to assist the Company in the filing of, and will file on a timely basis, all reports that I may be required to file under applicable securities laws. I understand that the fair market value assigned to my Stock Options for income tax purposes will be the closing price of the shares of the Company on the TSX (or such other stock exchange or over the counter quotation system on which the shares may be listed or quoted from time to time) on the date of this exercise.  I further understand that this request to exercise my Stock Options is irrevocable.

Please find enclosed a bank draft or certified cheque in the amount of $____________________, representing the aggregate Exercise Payment payable to the Company in full payment for the Option Shares.

The Option Shares issued on the exercise of my Stock Options specified above are to be registered as follows:

(Print Registree’s Name)
(Address)

(Telephone Number)
(Facsimile Number)	(Optionee’s Signature)
(E-Mail Address)	(Date)

     XM CANADATM